invensys®

Portland House
Stag Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

82-2142

25 July 2005

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed various notifications released to the London Stock Exchange concerning:

(1) Invensys plc (formerly Siebe plc) announces the results of its Tender Offer – 24 February 2005
(2) Notification of Major Interests in Shares - 8 March 2005
(3) Invensys plc – Additional Listing - 18 March 2005
(4) Notification of Major Interests in Shares - 29 April 2005
(5) Invensys plc – CEO Appointment - 19 May 2005
(6) Adoption of IFRS – Restatement of 2004/05 Financial Information - 19 May 2005
(7) Preliminary Results under UK GAAP for the year ended 31 March 2005 - 19 May 2005
(8) Invensys sells Advanced Building Systems EMEA - 8 June 2005
(9) Notification of Interests of Directors and Connected Persons - 9 June 2005
(10) Documents Lodged with the UK Listing Authority - 15 June 2005
(11) Invensys sells Lambda for $235m (£134m) - 19 July 2005
(12) Results of 2005 Annual General Meeting ("AGM") - 21 July 2005
(13) Notification of Interests of Directors and Connected Persons – 22 July 2005

Yours faithfully,

Veneta Brown

Rachel Spencer
Deputy Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

dlw 8/9

Regulatory News

SEC NO 82 – 2142

REG-Invensys PLC Result of Tender Offer
24/02/2005

RNS Number:9745I
Invensys PLC
24 February 2005

INVENSYS PLC (FORMERLY SIEBE PLC) ANNOUNCES THE RESULTS OF ITS TENDER OFFER

Invensys plc, formerly Siebe plc (the "Company"), today announced that, pursuant to its offer, announced on January 24, 2005, to purchase (the "Tender Offer") any and all of its outstanding 5.500% Notes due 2005 (the "Euro Notes") and any and all of the outstanding 7.125% Notes due 2007 of Siebe plc (the "Dollar Notes" and, together with the Euro Notes, the "Notes"), the Company has purchased all Notes validly tendered as of the Tender Offer deadline of 5:00 p.m., New York time, on February 22, 2005. Pursuant to the Tender Offer, the Group purchased and cancelled an aggregate principal amount of e12,819,000 of the Euro Notes (including e6,940,000 aggregate principal amount of Euro Notes that the Company already held at the commencement of the Tender Offer) and $95,518,000 of the Dollar Notes, leaving e35,076,000 of the Euro Notes and $1,600,000 of the Dollar Notes outstanding.

Copies of this announcement have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS, United Kingdom.

For more information please contact:

Invensys plc:
Steve Devany
+44 20 7821 3758

Nina Delangle
+ 44 20 7821 2121

Maitland:
Emma Burdett/Fiona Piper
+44 20 7379 5151

Regulatory News

SEC NO 82 – 2142

RNS Number:4645J
Invensys PLC
08 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company Invensys plc

2) Name of shareholder having a major interest Brandes Investment Partners, LLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. The registered holders of the shares in which Brandes Investment Partners, LLC has an interest are approximately 415 custodian banks unaffiliated with Brandes.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security Ordinary shares of 1p each

10) Date of transaction 2 March 2005

11) Date company informed 7 March 2005

12) Total holding following this notification 1,082,243,603

13) Total percentage holding of issued class following this notification 19.03%

14) Any additional information

15) Name of contact and telephone number for queries
Steve Devany, Vice President - Communications 020 7821 3758

16) Name of company official responsible for making this notification
Emma Sullivan, Assistant Secretary

Date of notification: 8 March 2005
This information is provided by RNS

The company news service from the London Stock Exchange

Regulatory News SEC NO 82 – 2142

RNS Number:9440J
Invensys PLC
18 March 2005

Invensys PLC - Additional Listing

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 10,000,000 Ordinary shares of 1p each under the Invensys Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Regulatory News

SEC NO 82 – 2142

RNS Number:7570L
Invensys PLC
29 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company Invensys plc

2) Name of shareholder having a major interest HBOS plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by HBOS plc on its own behalf and on behalf of its subsidiaries

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited a/c CMIG	141,894,541
Chase Nominees Limited	68,436,788
HSDL Nominees Limited	195
Nortrust Nominees Limited a/c HXCM	8,161,370
Nortrust Nominees Limited	16,982,739

5) Number of shares/amount of stock acquired
6) Percentage of issued class
7) Number of shares/amount of stock disposed
8) Percentage of issued class
9) Class of security Ordinary shares of 1p each
10) Date of transaction 26 April 2005
11) Date company informed 29 April 2005
12) Total holding following this notification 235,475,633
13) Total percentage holding of issued class following this notification 4.140%
14) Any additional information
15) Name of contact and telephone number for queries Steve Devany, Vice President – Communications 020 7821 3758
16) Name of company official responsible for making this notification Emma Sullivan, Assistant Secretary

Date of notification: 29 April 2005

Regulatory News

SEC NO 82 – 2142

RNS Number:4932M
Invensys PLC
19 May 2005

Invensys PLC - CEO Appointment

Ulf Henriksson to succeed Rick Haythornthwaite as Chief Executive

Invensys plc announces that Ulf Henriksson will succeed Rick Haythornthwaite as Chief Executive on 22 July 2005.

Rick Haythornthwaite was appointed Chief Executive in October 2001 and led the Group through a period of significant restructuring, including the £2.7 billion refinancing in March 2004. He will not be seeking re-election to the Board at the AGM.

Ulf Henriksson was appointed Chief Operating Officer in May 2004 having previously held senior roles at Eaton Corporation, Honeywell/Allied Signal and Volvo.

Commenting on his decision to step down, Rick Haythornthwaite said:

"I have signalled for some while that I would hand over the reins at Invensys when the Group had turned the corner and we had found a suitable successor. Following the successful completion of the refinancing last year and the progress we have made since then with our business recovery programmes, that time has arrived. The Group now requires the leadership of a manager with sector specific experience who can take Invensys forward to the next stage of its recovery. I have enjoyed working with Ulf during the past year and I know that he is the right person to take over the leadership role at Invensys."

Ulf Henriksson commented:

"I am delighted to be given the opportunity to lead Invensys in its next phase of development. Although many challenges lie ahead, the potential for operational improvement is considerable. Each of our businesses knows what is expected of it and we have clear plans in place to improve their performance."

Martin Jay, Chairman of Invensys, said:

"The Board would like to thank Rick for his leadership of the Group through difficult and demanding times and in particular for his work on the refinancing last year that brought us the financial stability that we enjoy today. We wish him well with the next stage of his career.

"During the past year, Ulf has demonstrated to the Board that he has the skills, the commitment and the tremendous enthusiasm to lead Invensys. The Board looks forward to working with him and his executive team on the next stage of the Group's development."

Contact:

Invensys plc	Steve Devany	tel: +44 (0) 20 7821 3758
	Nina Delangle	tel: +44 (0) 20 7821 2121
Maitland	Emma Burdett / Fiona Piper	tel: +44 (0) 20 7379 5151

invensys®

Invensys plc
Portland House
Stag Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

NEWS RELEASE

19 May 2005

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") RESTATEMENT OF 2004/05 FINANCIAL INFORMATION

OVERVIEW OF IMPACT

- No material impact on cash resources.
- Banking covenants not affected.
- Main adjustments are:
  - accounting for goodwill on disposals and goodwill amortisation (IFRS 1 and 3)
  - capitalisation of development costs (IAS 38)
  - foreign currency movements related to debt (IAS 21)
- IFRS 5, IAS 39 – adopted from 1 April 2005.
- Financial impact 2004/05:
  - increase reported earnings by £378m
  - increase operating profit for continuing operations by £9m
  - increase equity at March 2005 by £34m

NOTES

"UK GAAP" means Generally Accepted Accounting Principles in the United Kingdom as adopted by Invensys plc.

References to "IFRS" throughout this document refer to the application of International Financial Reporting Standards, including International Accounting Standards ("IAS"), and interpretations of those standards issued by the International Accounting Standards Board ("IASB") and its committees.

Contact:
Steve Devany **Tel:** **+44 (0)20 7821 3758**
Nina Delangle **Tel:** **+44 (0)20 7821 2121**
Invensys plc

A teleconference of the Group's adoption of International Financial Reporting Standards (IFRS) will take place at 11.00am on Friday 20 May. The presentation is available on www.invensys.com

Conference call dial-in number: +44 207 365 1854 (no passcode required)
Replay telephone number: +44 207 784 1024 (UK) and +1 718 354 1112 (US), passcode: 3880104#

Registered Office: Portland House
Stag Place, London, SW1E 5BF
Registered in England No. 166023

Table of contents

	Page
Introduction	3
Transition to international financial reporting standards	3
Key changes in accounting under IFRS	4
Other areas of change	5
Presentation of the financial statements under IFRS	6
Other first time adoption exemptions	6
Financial Statements	
Consolidated income statement	7
Consolidated balance sheet	8
Consolidated cash flow statement	9
Consolidated statement of changes in equity	10
Notes	11-14
Accounting policies for international financial reporting standards (IFRS)	
Statement of compliance	15
Basis of preparation	16
Basis of consolidation	16
Foreign currencies	17
Revenue recognition	18
Research and development	19
Pension costs and other post-retirement benefits	19
Goodwill	19
Other intangible assets	20
Property, plant and equipment	21
Impairment	21
Leased assets	21
Inventories	22
Cash and cash equivalents	22
Borrowing costs	22
Taxation	22
Financial instruments	23
Share based payment	25

Registered Office: Portland House
Stag Place, London, SW1E 5BF
Registered in England No. 166023

INTRODUCTION

The purpose of this document is to:

(a) Explain the basis on which Invensys has effected the transition to IFRS and set out the principal accounting policy differences between UK GAAP and IFRS.
(b) Show the impact of the restatement to IFRS on the financial position at 31 March 2005 and on the reported results for the year then ended.
(c) Set out the Group's significant accounting policies under IFRS.

IFRS is continuing to evolve both through the issue and endorsement of new standards and interpretations and developing application by reporting entities. As a consequence, the financial information presented herein may change before it is presented as a comparative to the IFRS financial information issued by the Group in respect of the year ending 31 March 2006. Furthermore the financial information presented does not constitute a complete set of financial statements including comparatives and all relevant and required notes and thus do not purport to show a true and fair view of the Group's financial position, results of operations and cashflows in accordance with IFRS.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Companies listed on security exchanges within the European Union are required under European legislation to adopt International Financial Reporting Standards (IFRS) for accounting periods beginning on or after 1 January 2005. The adoption of IFRS will first apply to the Group's financial statements with effect from 1 April 2005. The Group, therefore, will present its consolidated quarterly and full year financial results for the year ending 31 March 2006 in accordance with IFRS.

The transition date for adoption of IFRS is 1 April 2004, determined in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1).

During 2004/05 the Group undertook a project, overseen by an IFRS Steering Committee and reporting regularly to the Audit Committee, to manage and implement the transition to IFRS. This involved an analysis of each standard to identify the differences between the Group's existing accounting policies under UK GAAP and IFRS, the effect on the reporting process and the system changes required. The additional data required to restate the Group's results and its financial position in accordance with IFRS with effect from the transition date has been collected and the ongoing reporting and consolidation systems are being modified to meet IFRS requirements.

The assessment of the impact of the transition to IFRS is based on all International Financial Reporting Standards, including International Accounting Standards ("IAS") and interpretations issued by the International Accounting Standards Board ("IASB") and its committees, published by 31 March 2005. These are subject to ongoing review and amendment by the IASB and subsequent endorsement by the European Commission and therefore may change. Further standards and interpretations may also be issued that will become applicable for the Group's financial year ending 31 March 2006. The IFRS in force at the time the Group prepares its first IFRS financial statements may, therefore, require

IAS 21, The Effects of Changes in Foreign Exchange Rates
Under UK GAAP the Group has been able to designate external foreign currency borrowings held by holding companies in the United Kingdom as a hedge of foreign currency denominated assets including goodwill previously written off to reserves. As a result the foreign exchange gains and losses on the borrowings were matched against the gains and losses on the assets and recognised in reserves. Goodwill previously written off to reserves is not recognised as a qualifying asset under IFRS, and is therefore not available to offset the foreign exchange gains and losses arising on the borrowings. As a result, there will now be exchange differences that will impact the income statement. These will be disclosed within net finance costs.

Under both IAS 21 and UK GAAP, foreign exchange gains and losses on intra-group loans are recognised in the income statement unless the loans qualify as part of the Group's net investment in its foreign operations, in which case the exchange differences are recognised in reserves. However, IAS 21 is stricter in defining the criteria that have to be met for a loan to qualify as part of the net investment in foreign operations. As a result, some of the Group's intra-group loans are considered not to meet the IAS 21 criteria for inclusion in the net investment in foreign operations, and under IFRS the gains and losses arising on them will be recognised in the income statement rather than in reserves.

IFRS 3, Business Combinations
Under IFRS 3, goodwill recognised in the balance sheet will no longer be amortised. Instead it will be tested for impairment at the date of transition to IFRS and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired.

On the disposal of a business, IFRS does not require any related goodwill previously written off to reserves to be transferred to the income statement. The recognition in the income statement of disposals made after the date of transition will be restated to reflect this.

The Group will adopt the exemption under IFRS 1 from restating business combinations prior to the date of transition to IFRS. The Group will apply IFRS 3 prospectively from IFRS transition. No significant business combinations have been undertaken since the transition date.

Other areas of change

IAS 12 requires that deferred taxation is provided on substantially all differences between the book and tax bases of assets and liabilities except those arising from goodwill that is not deductible for tax purposes. This is wider than under UK GAAP, which specifically does not permit the recognition of certain timing differences, including those that relate to revaluations where no sale is in process, or where it is probable that rollover relief or losses will be applied to the gain. The application of IFRS will result in the recognition of additional deferred tax balances including those relating to undistributed overseas retained earnings which are intended to be repatriated in the foreseeable future. Subject to any constraints arising from the legal requirements of those territories, the group intends to repatriate overseas earnings from territories where overseas funds exist in excess of local operating requirements.

In accordance with IAS 19, Employee Benefits, additional liabilities will be recognised on transition for accumulating compensated absences earned as a result of services rendered.

IFRS 2, Share-Based Payment (IFRS 2), will require the recognition of all share-based payments in the income statement, although this will have only a limited impact on the Group's reported results for the year to 31 March 2005. The charge will be calculated using the Black-Scholes model because of the relatively small number of relevant share options extant. As permitted by the transitional exemption available under IFRS 1, the requirements of IFRS 2 will not be applied to equity instruments granted before 7 November 2002 and those vesting before 1 April 2005.

Presentation of the financial statements under IFRS

With effect from 1 April 2005, the Group will present its financial statements in accordance with IAS 1, Presentation of Financial Statements (IAS 1). Where IAS 1 does not provide definitive guidance on presentation, for example in relation to aspects of the income statement, the Group proposes to adopt a format consistent with UK GAAP requirements. This will assist in comparing results with prior years.

The presentation of the balance sheet under IFRS differs from the requirements under UK GAAP in a number of respects. These include requirements to analyse all assets and liabilities, including provisions, between current and non-current; categorise computer software, treated as tangible fixed assets under UK GAAP, as intangible assets; and present deferred tax assets separately from deferred tax liabilities, rather than as a single net amount.

The Group does not propose early adoption of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, ahead of its effective date which is 1 April 2005 for Invensys.

The adoption of IFRS by EU member states applies only to consolidated financial statements. Invensys will continue to present its Company financial statements in accordance with UK GAAP. Consequently Company financial statements will be presented separately from the Group financial statements.

Other first time adoption exemptions

In addition to the first time adoption exemptions already referred to above, the Group will adopt the following optional exemptions available under IFRS 1:

- Employee benefits - the approach to accounting for actuarial gains and losses on the Group's pension schemes under IFRS will be consistent with UK GAAP, FRS 17. The "corridor" approach will not be applied, and gains and losses will be recognised in full as a reserve movement.
- Cumulative translation differences - cumulative translation differences on foreign operations will be deemed to be zero at IFRS transition; only post-transition translation differences will be taken to the income statement on the subsequent disposal of a foreign operation.

Invensys plc
Consolidated balance sheet
At 31 March 2005

	Notes	UK GAAP IFRS format £m	Intangible development costs £m	Goodwill £m	Leases £m	Employee benefits £m	Taxation £m	Reclassifications £m	Restated under IFRS £m
ASSETS									
Non-current assets									
Property, plant and equipment		442	(16)		8				434
Intangible assets - goodwill		285		25					310
Intangible assets - other		–	83						83
Investments in associates		1							1
Deferred income tax assets		8					2		10
Other financial assets		16							16
		752	67	25	8	–	2	–	854
Current assets									
Inventories		266						(9)	257
Amounts due from contract customers		–						185	185
Trade receivables		694						(167)	527
Cash and cash equivalents	7	638							638
Other current assets		223	(11)		(4)				208
		1,821	(11)	–	(4)	–	–	9	1,815
TOTAL ASSETS		2,573	56	25	4	–	2	9	2,669
LIABILITIES									
Non-current liabilities									
Borrowings		(1,402)			(8)				(1,410)
Provisions		–			(4)	(2)		(72)	(78)
Other liabilities		(17)				(3)		6	(14)
Deferred income tax liabilities		(3)					(18)		(21)
Pension liability		(574)							(574)
		(1,996)	–	–	(12)	(5)	(18)	(66)	(2,097)
Current liabilities									
Trade and other payables		(771)				(15)		120	(666)
Amounts due to contract customers		–						(138)	(138)
Borrowings		(28)			(2)				(30)
Current tax payable		(83)							(83)
Provisions		(205)				(1)		75	(131)
		(1,087)	–	–	(2)	(16)	–	57	(1,048)
TOTAL LIABILITIES		(3,083)	–	–	(14)	(21)	(18)	(9)	(3,145)
NET LIABILITIES		(510)	56	25	(10)	(21)	(16)	–	(476)
EQUITY									
Equity attributable to equity holders of the parent									
Issued capital		57							57
Share premium		440							440
Capital redemption reserve		923							923
Capital reserve		2,855						(346)	2,509
Foreign exchange reserve		–						1	1
Retained earnings		(4,918)	56	25	(10)	(21)	(16)	345	(4,539)
Shareholders' deficit - equity		(643)	56	25	(10)	(21)	(16)	–	(609)
Minority interests		133							133
TOTAL EQUITY		(510)	56	25	(10)	(21)	(16)	–	(476)

1 Segmental analysis

	Under UK GAAP £m	Intangible development costs £m	Goodwill £m	Foreign exchange gains /(losses) £m	Leases £m	Employee benefits £m	Restated under IFRS £m
Revenue							
Business							
Process Systems	709						709
Eurotherm	122						122
APV	360						360
Rail Systems	412						412
Controls	921						921
Businesses for sale	279						279
Continuing operations	2,803	–	–	–	–	–	2,803
Discontinued operations	120	–	–	–	–	–	120
Total Group	2,923	–	–	–	–	–	2,923
Operating profit							
Business							
Process Systems	47	3			1		51
Eurotherm	17						17
APV	6					(1)	5
Rail Systems	56	5					61
Controls	89				1		90
Businesses for sale	9						9
Corporate costs	(46)						(46)
Continuing operations	178	8	–	–	2	(1)	187
Discontinued operations	(3)						(3)
Total Group	175	8	–	–	2	(1)	184

2 Total operating loss

	Under UK GAAP £m	Intangible development costs £m	Goodwill £m	Foreign exchange gains /(losses) £m	Leases £m	Employee benefits £m	Restated under IFRS £m
Continuing operations							
Revenue	2,803						2,803
Cost of sales	(2,058)	8					(2,050)
Gross profit	745	8	–	–	–	–	753
Distribution costs	(18)						(18)
Administrative costs	(549)				2	(1)	(548)
Operating profit	178	8	–	–	2	(1)	187
Operating exceptional items	(168)						(168)
Goodwill amortisation	(24)		24				–
Goodwill impairment	(27)		(1)				(28)
Total operating loss	(41)	8	23	–	2	(1)	(9)
Discontinued operations							
Revenue	120						120
Cost of sales	(98)						(98)
Gross profit	22	-	-	-	-	-	22
Distribution costs	(2)						(2)
Administrative costs	(23)						(23)
Operating loss	(3)	-	-	-	-	-	(3)
Operating exceptional items	-						-
Goodwill amortisation	(4)		4				-
Goodwill impairment	-						-
Total operating loss	(7)	-	4	-	-	-	(3)
(Loss)/profit on disposal of operations	(298)		331	(3)			30
(Loss)/profit before taxation	(305)	-	335	(3)	-	-	27
Taxation	(1)						(1)
(Loss)/profit for the year from discontinued operations	(306)	-	335	(3)	-	-	26

3 Operating exceptional items

	Under UK GAAP £m	Impact of IFRS transition £m	Restated under IFRS £m
Restructuring costs	(58)	-	(58)
Transition costs*	(17)	-	(17)
Refinancing costs	-	-	-
Fixed asset impairment	(63)	-	(63)
Product recall costs*	(30)	-	(30)
	(168)	-	(168)
Restructuring costs by business			
Process Systems	(7)	-	(7)
Eurotherm	-	-	-
APV	(14)	-	(14)
Rail Systems	(2)	-	(2)
Controls	(26)	-	(26)
Businesses for sale	(6)	-	(6)
Corporate costs	(3)	-	(3)
Continuing operations	(58)	-	(58)
Discontinued operations	-	-	-
	(58)	-	(58)
Fixed asset impairment by business			
Process Systems	-	-	-
Eurotherm	-	-	-
APV	-	-	-
Rail Systems	-	-	-
Controls	(58)	-	(58)
Businesses for sale	(2)	-	(2)
Corporate costs	(3)	-	(3)
Continuing operations	(63)	-	(63)
Discontinued operations	-	-	-
	(63)	-	(63)

*Transition costs relate wholly to the corporate sector. Product recall costs are attributable wholly to the Controls business.

4 (Loss)/profit for the year from discontinued operations

	Under UK GAAP £m	Impact of IFRS transition £m	Restated under IFRS £m
The Group's (loss)/profit from discontinued operations comprises the following:			
Total operating loss, after taxation	(8)	4	(4)
Profit on assets divested	162	-	162
Charge of associated goodwill	(468)	331	(137)
Settlements and curtailments credit - FRS 17/IAS 19	8	-	8
Foreign exchange loss transferred on disposal of operations	-	(3)	(3)
(Loss)/profit on disposal of operations	(298)	328	30
(Loss)/profit for the year from discontinued operations	(306)	332	26

For the year ended 31 March 2005

5 Taxation

	Under UK GAAP £m	Impact of IFRS transition £m	Restated under IFRS £m
Taxation on ordinary activities	(25)	–	(25)
Adjustments in respect of prior years	41	–	41
Deferred taxation	–	1	1
	16	1	17
Continuing operations	15	1	16
Discontinued operations	1	–	1
	16	1	17

6 (Loss)/earnings per share

		Under UK GAAP	Impact of IFRS transition	Restated under IFRS
(Loss)/earnings per share (pence)				
	Basic	(8.3)	6.6	(1.7)
	Total Group*	0.1	0.2	0.3
	Diluted	(8.3)	6.6	(1.7)
Average number of shares (million)				
	Basic	5,687	5,687	5,687
(Loss)/earnings (£m)				
	Basic	(473)	378	(95)
	Total Group			
	Operating profit*	175	9	184
	Finance costs	(136)	(4)	(140)
	Finance income	–	3	3
	Other finance charges - FRS 17/IAS 19	(15)	–	(15)
	Operating profit less finance costs	24	8	32
	Taxation on operating profit less finance costs	(28)	–	(28)
	Minority interests	11	–	11
		7	8	15

* Before exceptional items, goodwill amortisation, goodwill impairment and foreign exchange gains/(losses).

The basic loss per share for the year under IFRS has been calculated using 5,687 million shares, being the weighted average number of shares in issue during the year and the loss after taxation and minority interests of £95 million.

Earnings per share under IFRS is also calculated by reference to earnings for the total Group, before exceptional items, goodwill impairment and foreign exchange gains/(losses) with an underlying tax charge of £28 million, since the directors consider that this gives a useful additional indication of underlying performance.

The diluted loss per share under IFRS has been calculated in accordance with IAS 33 Earnings per Share without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

For the year ended 31 March 2005

7 Analysis of changes to net debt

	At 1 April 2004 under UK GAAP £m	Impact of IFRS transition £m	At 1 April 2004 restated under IFRS £m	Cash flow £m	Other movements £m	Exchange movement £m	At 31 March 2005 restated under IFRS £m
Cash at bank and in hand	409		409	112		(8)	513
Overdrafts	(4)		(4)	3		-	(1)
				115			
Debt due within one year	(53)		(53)	52	(25)	(1)	(27)
Debt due after one year	(1,492)		(1,492)	58	20	14	(1,400)
Finance leases	(3)	(11)	(14)	1		-	(13)
				111			
Short-term deposits	157		157	(32)		1	126
Total	(986)	(11)	(997)	194	(5)	6	(802)
Cash at bank and in hand	409						513
Overdrafts	(4)						(1)
Short-term deposits	157						126
Cash and cash equivalents	562						638

8 Financial statements

These unaudited financial statements were approved by a duly appointed and authorised committee of the Board of directors on 18 May 2005. These statements do not comprise the statutory accounts of the Group, as defined in section 240 of the Companies Act 1985.

ACCOUNTING POLICIES FOR INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The significant accounting policies adopted by Invensys under IFRS are set out below. Invensys has applied these policies in preparing:

- its opening IFRS balance sheet as at 1 April 2004, the date of transition to IFRS; and
- its IFRS balance sheet as at 31 March 2005 and income statement, statement of changes in equity and cash flow statement for the year then ended, which will be presented as comparative information in Invensys's first IFRS financial statements.

Statement of compliance

The financial information has been prepared in accordance with all International Financial Reporting Standards, including International Accounting Standards ("IAS") and interpretations issued by the International Accounting Standards Board ("IASB") and its committees, published by 31 March 2005. These are subject to ongoing review and amendment by the IASB and subsequent endorsement by the European Commission and therefore may change. Further standards and interpretations may also be issued that will become applicable for the Group's financial year ending 31 March 2006. The IFRS in force at the time the Group prepares its first IFRS financial statements may, therefore, require different accounting policies from those stated here. The Group has adopted the recent amendment to IAS 19, Employee Benefits. This amendment has still to be endorsed by the European Commission.

In November 2004 the EU endorsed a reduced version of IAS 39, Financial Instruments: Recognition and Measurement, as issued previously by the IASB. For the year ending 31 March 2006, the Group will adopt IAS 39 in accordance with the guidance issued by the IASB.

The Group has applied the rules for first-time adoption of IFRS as set out in IFRS 1, First-time Adoption of International Reporting Standards. IFRS 1 requires use of the same accounting policies in the IFRS transition balance sheet and for all periods presented thereafter. These policies must comply with all IFRS effective at the reporting date for the first financial reporting under IFRS.

In general, for the first-time adoption of IFRS, the standards are applied retrospectively. However IFRS 1 permits a number of optional exemptions, as well as prohibiting retrospective application of some aspects of other IFRS. The Group has adopted the following optional exemptions under IFRS 1:

(a) Business combinations prior to 1 April 2004 have not been restated to comply with IFRS 3, Business Combinations.

(b) All cumulative actuarial gains and losses with respect to employee benefits have been recognised in shareholders' equity at 1 April 2004.

(c) Cumulative translation differences on foreign operations are deemed to be zero at 1 April 2004. Any gains and losses recognised in the consolidated income statement on subsequent disposals of foreign operations will therefore exclude translation differences arising prior to the transition date.

(d) IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, shall be applied for the first time in the financial statements for the financial year ending 31 March 2006, with no restatement of comparative information. Financial instruments recognised prior to 1 April 2005, the date of transition to IAS 32 and IAS 39, were designated at the date of IAS 32 and IAS 39 transition, rather than at their inception.

(e) The requirements of IFRS 2, Share-based Payment, have not been applied to equity instruments granted on or before 7 November 2002 and those vesting before 1 April 2005.

The financial statements have been presented in accordance with IAS 1 Presentation of Financial Statements. Where IAS 1 does not provide definitive guidance on presentation, for example in relation to aspects of the income statement, the Group has adopted a format consistent with UK GAAP requirements.

Basis of preparation

The financial information for the year ended 31 March 2005 is prepared under the historical cost convention. For the year ending 31 March 2006, for which IAS 32, IAS 39 and IFRS 5, Non-current Assets Held for Sale, will be adopted, the financial statements will be prepared under the historical cost convention as modified by requirements to revalue available-for-sale financial assets and financial assets and financial liabilities (including derivative instruments).

The principal effects of changing from previous GAAP (UK GAAP) to IFRS, including reconciliations between the IFRS and UK GAAP financial information, are set out in the notes to these financial statements.

The financial statements for the year ending 31 March 2006, including comparative information for the previous year, will be the first annual financial statements in which Invensys adopts IFRS, and will include an explicit and unreserved statement of compliance with IFRS as required by IFRS 1.

Basis of consolidation

The consolidated financial statements comprise Invensys plc and its subsidiaries together with the Group's share of the results of its associates for the financial year to 31 March each year. The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated.

The results of subsidiaries sold or acquired during the year are consolidated up to, or from, the date control passes.

The Group's investments in its associates are accounted for using the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture. The financial statements of the associate are used by the Group to apply the equity method. The financial statements of associates are prepared as of the same date as the Group's financial statements and use consistent accounting policies. The investment in an associate is carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value. The income statement reflects the share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the statement of changes in equity.

All business combinations since 1 April 2004, the date of transition to IFRS, are accounted for using the purchase method. The cost of the business combination is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Foreign currencies

The financial statements for each of the Group's subsidiaries and associates are prepared using their functional currency. The functional currency is the currency of the primary economic environment in which an entity operates. The presentation currency of the Group and functional currency of Invensys plc is sterling.

Transactions in foreign currencies are translated at the exchange rates ruling at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date. Exchange differences arising are recognised in the consolidated income statement unless:

i) the monetary assets or liabilities to which they relate form the hedging item in a hedging relationship that qualifies for hedge accounting; or
ii) the monetary assets or liabilities to which they relate form part of a net investment in a foreign operation;

in which case they are recognised directly in reserves.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary assets and liabilities measured at fair value in a foreign currency are translated at the rates prevailing when the fair value was determined. Gains and losses arising on retranslation are included in the income statement for the period, except for

exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

The trading results of overseas subsidiaries and associates are translated into sterling at average rates of exchange ruling during the year. Assets and liabilities of overseas subsidiaries, including goodwill, are translated into sterling at closing rates of exchange ruling at the balance sheet date. All resulting exchange differences arising after the date of transition to IFRS (1 April 2004) are recognised directly in a separate component of reserves. On disposal of a foreign operation, any cumulative exchange differences held in equity and arising after the date of transition to IFRS are transferred to the consolidated income statement. as part of the profit or loss on sale.

Translation differences that arose before the date of transition to IFRS are presented in equity but not as a separate component. When the foreign operation is sold, these cumulative exchange differences are not recognised in the income statement.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods
Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be reliably measured.

Rendering of services
Revenue from the rendering of services is recognised by reference to the stage of completion of the transaction. Revenue from services provided on a short-term or one-off basis is recognised when the service is complete. The provision of a service over a long-term period is treated as a construction contract, and the revenue recognised as set out below.

Construction contracts
Revenue from construction contracts, including long-term service provision contracts, is recognised by reference to the stage of completion of the contract. Stage of completion is determined by the costs incurred on the contract to date, to the extent that such costs represent progress made on the project.

Revenue comprises the invoiced value of goods and services supplied by the Group excluding inter-company transactions, sales by associated undertakings and sales taxes. Revenue relating to construction contracts, including long-term service provision contracts, represents the value of work performed during the year determined by reference to the stage of completion of the contract.

Profit is recognised at the time of sale. In the case of construction and long-term service provision contracts, a prudent level of profit attributable to the contract activity is recognised if the final outcome of such contracts can be reliably assessed. On all contracts, full provision is made for any losses in the year in which they are first foreseen.

Research and development

All research expenditure is expensed as incurred. Development expenditure is expensed as incurred unless it meets the criteria for recognition as an intangible asset (see other intangible assets).

Pension costs and other post-retirement benefits

The service cost of providing retirement benefits to employees during the year is charged to operating profit or loss in the year. The full cost of providing amendments to benefits in respect of past service is also charged to operating profit or loss in the year. The expected return on the assets of the schemes during the year based on the market value of scheme assets at the start of the financial year is included within other finance charges. This also includes a charge representing the expected increase in liabilities of the schemes during the year, arising from the liabilities of the scheme being one year closer to payment. Differences between actual and expected returns on assets during the year are recognised in the statement of recognised gains and losses in the year, together with differences from changes in assumptions. The net deficit on defined benefit pension schemes is reported on the balance sheet within the pension liability. This is net of related deferred tax.

For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or prepayments in the balance sheet.

Goodwill

On a business combination, the fair value of net assets is assessed and adjustments are made to bring the accounting policies of businesses acquired into alignment with those of the Group. The difference between the price paid for new interests and the fair value of identifiable net assets acquired is included in intangible assets as goodwill. Any costs of integrating the acquired business are taken to the profit and loss account.

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired, and it is subsequently carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing.

Goodwill arising on business combinations before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Gains and losses on the disposal of a business include the carrying amount of goodwill relating to the business sold.

Internally generated goodwill is not recognised as an asset.

Other intangible assets

Other intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation begins when an asset is available for use and is calculated on a straight line basis to allocate the cost of assets over their estimated useful lives using the following annual rates:

Development costs	10 to 20%
Computer software systems	10 to 25%
Patents, trademarks and licenses	Shorter of period of the agreement or 15 years

Useful lives are examined on an annual basis and adjustments, where applicable are made on a prospective basis. No intangible assets other than goodwill are considered to have indefinite useful lives.

The cost of intangible assets acquired in a business combination is the fair value at acquisition date. The cost of separately acquired intangible assets, including computer software, comprises the purchase price and any directly attributable costs of preparing the asset for use.

Expenditure incurred on development projects is capitalised as an intangible asset if it meets the recognition criteria set out in IAS 38, *Intangible Assets*. These require that it is probable that the expenditure will generate future economic benefits and can be measured reliably. To be able to meet these criteria, it is necessary to be able to demonstrate, among other things, the technical feasibility of completing the intangible asset so that it will be available for use or sale.

Costs incurred in the preliminary stage of a development project are considered to be research costs, and are recognised in the income statement as incurred. These costs are incurred to determine the product concepts and alternatives, evaluate the alternatives and related risks, assess the technical feasibility of concepts, make the final selection from the possible alternatives and prepare the high level design and project planning. The costs incurred in the following development stage for substantially new or improved products are assessed against the IAS 38 criteria and considered for recognition as an asset when they meet those criteria. These costs are generally incurred in developing the detailed product design, software configuration and software interfaces; the coding of software, building of prototypes and integration of the software with hardware; and testing and releasing the product to manufacture and pilot production.

Development expenditure directed towards incremental improvements in existing products does not qualify for recognition as an intangible asset.

In general the costs of developing software products that are sold in package form and not integrated and sold with hardware are not recognised as intangible assets. The uncertainties associated with the functionality of these products mean that technical feasibility is achieved only prior to or after field trial tests at customer sites. As a result minimal or no costs are considered to meet the IAS 38 criteria for recognition.

Property, plant and equipment

Items of property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment comprises purchase price and directly attributable costs.

Items of property, plant and equipment are depreciated to their residual values on a straight-line basis over their estimated useful lives at the following rates applied to original cost.

Freehold land	Nil
Freehold buildings	2 to 2.5%
Leasehold properties	Over the period of the lease
Plant and machinery	7 to 35%

Useful lives and residual values are examined on an annual basis and adjustments, where applicable are made on a prospective basis.

Impairment

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. If there is an indication of impairment, the Group makes an estimate of the asset's recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is written down to its recoverable amount and an impairment loss is recognised in the income statement.

Goodwill is impairment tested annually whether or not there is any indication of impairment. Goodwill was also impairment tested at the date of transition to IFRS.

An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets the recoverable amount of the cash generating unit to which the asset belongs is determined.

The calculation of an asset's value in use uses a discount rate that reflects the asset specific risks and the time value of money.

Leased assets

Assets held under finance leases are capitalised and included in property, plant and equipment at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. Obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate within creditors. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Lease payments, including any premium paid at the outset of the lease, made under operating leases are recognised as an expense over the lease term on a straight-line basis.

Inventories

Inventories are valued at the lower of cost and estimated net realisable value. Cost comprises the cost of raw materials, determined on a FIFO cost basis, and an appropriate proportion of labour and overheads. Provision is made for obsolete and slow moving items and for unrealised profits on items of inter-company manufacture.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, call deposits and other short-term liquid investments with original maturities of three months or less.

Cash and short-term deposits at the balance sheet date are deducted from bank loans and overdrafts where formal rights of set-off exist.

Borrowing costs

Borrowing costs are not capitalised.

Taxation

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from goodwill amortisation or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Financial instruments - Policy applicable for the year to 31 March 2005

IAS32, Financial Instruments: Disclosure and Presentation, and IAS39, Financial Instruments: Recognition and Measurement, shall be applied for the first time in the financial statements for the financial year ending 31 March 2006. Therefore the information prepared under IFRS for the year ended 31 March 2005 applies UK GAAP to the treatment of derivative instruments, as set out below.

The Group primarily uses forward foreign currency contracts and interest rate swaps to manage its exposures to fluctuations in interest and foreign exchange rates. These instruments are accounted for as hedges when designated as hedges at the inception of the contract. The Group does not hold or issue derivative financial instruments for financial trading purposes.

Interest rate swaps
Interest rate swaps are revalued to fair value for disclosure only. They are not shown on the consolidated balance sheet. Interest payments and receipts are accrued and included in net interest payable as an adjustment of the interest expense of the designated liability.

Foreign exchange swaps and forwards
Where foreign exchange swaps and forwards are used to adjust the currency profile of net borrowings which are matched to net assets of subsidiaries, realised and unrealised gains and losses are taken directly to reserves. Where foreign exchange forwards are used to hedge foreign currency trade debtors and creditors, realised and unrealised gains and losses are recognised in the income statement. Where the instrument is used to hedge against future transactions, gains and losses are not recognised until the transaction occurs.

Debt instruments
New borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are amortised at a constant rate on the carrying amount of the related debt, over the life of the instrument.

Financial instruments - Policy applicable for the year to 31 March 2006

Derivative financial instruments
The Group primarily uses forward foreign currency contracts and interest rate swaps to manage its exposures to fluctuations in interest and foreign exchange rates. These instruments are accounted for as hedges when designated as hedges at the inception of the contract (or at the date of transition to IFRS, as permitted by IFRS 1). The Group does not hold or issue derivative financial instruments for financial trading purposes.

All derivative financial instruments are recognised at fair value in the balance sheet. The fair value of forward foreign exchange contracts and interest rate swaps are calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

The designation of derivative financial instruments as hedges is carried out according to the Group's risk management policies. Hedges fall into three categories:

(a) Fair value hedges, which hedge the exposure to changes in the fair value of a recognised asset or liability.
(b) Cash flow hedges, which hedge exposure to variability in cash flows that is attributable to either a particular risk associated with a recognised asset or liability or a committed or highly probable forecast transaction.
(c) Net investment hedges, which hedge exposure to changes in the value of the Group's net investment in foreign operations.

The accounting treatment for these categories is outlined below:

Fair value hedges
When the hedging instrument is remeasured at fair value, any resulting gain or loss is recognised in the income statement. Any gain or loss on the hedged item that is attributable to the hedged risk is adjusted against the carrying amount of the hedged item and similarly recognised in the income statement.

Cash flow and net investment hedges
The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in equity. Any ineffective portion of the gain or loss is recognised in the income statement. When a hedged cash flow related to a hedged item results in the recognition of a non financial asset or liability, the associated gains or losses previously recognised in equity are included in the initial measurement of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged cash flow related to a hedged item affects the income statement.

Any gains or losses arising from changes in fair value of derivative financial instruments not designated as hedges are recognised in the income statement.

Derivative instruments held by the Group's pension and post-retirement benefit schemes are accounted for within the schemes themselves and are reflected in the Group's financial statements within the amounts reported for those schemes.

Borrowings are measured at amortised cost except where they are hedged by an effective fair value hedge, in which case the carrying value is adjusted to reflect the fair value movements associated with the hedged risk. Where borrowings are used to hedge the Group's net investment in foreign operations, the portion of the gain or loss on the borrowings that are determined to be an effective hedge is recognised in equity.

Other financial assets
Other financial assets are measured as follows:

(a) At fair value for available for sale financial assets. Gains and losses are recognised in equity except for impairment losses, interest and dividends arising from these assets which are recognised in the income statement.
(b) At amortised cost for held to maturity financial assets.

Trade and other receivables are measured at amortised cost less any provision for impairment. Trade and other receivables are discounted when the time value of money is considered material.

Derecognition of financial instruments
A financial instrument is derecognised when the Group no longer controls the contractual rights that comprise the financial instrument. This is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

Share based payments

The Group operates various equity settled and cash settled share schemes. For equity settled share options, the services received from employees are measured by reference to the fair value of the share options. The fair value is calculated at grant date using the Black-Scholes option pricing model and recognised in the consolidated income statement, together with a corresponding increase in shareholders' equity, on a straight line basis over the vesting period, based on an estimate of the number of options that will eventually vest. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value.

For equity settled share award schemes, the fair value is calculated based on the share price at the grant date and expensed over the vesting period based on the number of shares expected to vest.

For cash settled share awards, the services received from employees are measured at the fair value of the liability and recognised in the consolidated income statement on a straight line basis over the vesting period. The fair value of the liability is remeasured at each reporting date and at the date of settlement with changes in fair value recognised in the consolidated income statement.

IFRS2 has been applied, in accordance with IFRS1, to equity settled share options granted after 7 November 2002 and those vesting after 1 April 2005, and to all cash settled share options.

RNS 4938M.

SEC No 82 - 2142

invensys®

Invensys plc
Portland House
Stag Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

NEWS RELEASE
19 May 2005

Preliminary Results under UK GAAP for the year ended 31 March 2005

Financial highlights

- Full year trading in line with expectations
  - Sales for retained[1] businesses at £2,524 million (FY 03/04: £2,720 million)
  - Operating profit[2] of retained businesses at £169 million (FY 03/04: £193 million)
  - Operating margin[2] of retained businesses 6.7% after corporate costs (FY 03/04: 7.1%)
  - Corporate costs reduced to £46 million (FY 03/04: £66 million)
  - Free cash inflow (before legacy items) of £38 million (FY 03/04: £40 million outflow)
  - Substantial progress in the reduction of legacy liabilities
- Q4 trading in line with expectations
  - Sales for retained[1] businesses at £655 million (Q4 03/04: £703 million)
  - Operating profit[2] of retained businesses at £66 million (Q4 03/04: £76 million)
  - Operating margin[2] of retained businesses 10.1% after corporate costs (Q4 03/04: 10.8%)
  - Retained profit for the period £28 million (Q4 03/04: loss of £139 million)
- IFRS restatement of FY 04/05 financials issued today in separate press release
  - Small positive impact on operating profit

Chief Executive of Invensys, Rick Haythornthwaite, said:

"For the fourth consecutive quarter, we have achieved overall results in line with market expectations. Most importantly, this has been a year when we have produced positive free cash flow before legacy items.

"We are making good operational progress across the Group. The Controls business is a particular area of focus and a clear action plan is in place to address the issues that have affected its results. "

Contact:

Invensys plc	Steve Devany	tel:	+44 (0) 20 7821 3758
	Nina Delangle	tel:	+44 (0) 20 7821 2121
Maitland	Emma Burdett / Fiona Piper	tel:	+44 (0) 20 7379 5151

A webcast of the Group's preliminary results presentation will take place at 9.30am today. The announcement and webcast presentation are available on www.invensys.com.

Interviews with Rick Haythornthwaite, CEO and Ulf Henriksson, COO are available in video/audio and text on www.invensys.com and on www.cantos.com

Summary profit and loss account	Unaudited Q4 04/05 £m	Unaudited Q4 03/04 £m	Audited FY 04/05 £m	Audited FY 03/04 £m
Sales				
- Continuing[3] operations	**729**	789	**2,803**	3,000
- Discontinued[4] operations	**3**	144	**120**	891
- **Total Group**	**732**	933	**2,923**	3,891
- of which: **Retained businesses**	**655**	703	**2,524**	2,720
Operating profit/(loss)[2]				
- Continuing operations	**71**	84	**178**	182
- Discontinued operations	**-**	11	**(3)**	35
- **Total Group**	**71**	95	**175**	217
- of which: **Retained businesses**	**66**	76	**169**	193
Operating exceptional items	**(19)**	(84)	**(168)**	(236)
Goodwill				
- Goodwill amortisation	**(6)**	(10)	**(28)**	(53)
- Goodwill impairment	**-**	(25)	**(27)**	(25)
Disposals[5]				
- (Loss)/profit on sale/closure	**(8)**	(26)	**167**	283
- Goodwill on disposal/closure	**(6)**	(17)	**(468)**	(419)
Net interest payable	**(35)**	(56)	**(136)**	(112)
Other finance charges – FRS17	**(4)**	(6)	**(15)**	(23)
Profit/(loss) for financial period	**28**	(139)	**(473)**	(328)
Earnings/(loss) per share				
- Basic	**0.5p**	(3.6)p	**(8.3)p**	(9.0)p
- Total Group before exceptional items, goodwill amortisation and goodwill impairment	**0.4p**	0.6p	**0.1p**	1.2p

Notes:

1 *Retained businesses are Process Systems, Eurotherm, APV, Rail Systems and Controls*

2 *All references to operating profit and operating margin in this announcement are stated before exceptional items, goodwill amortisation and goodwill impairment*

3 *Continuing operations refers to retained businesses and Businesses for sale (Lambda and Baker)*

4 *Discontinued operations principally comprise Powerware, Hansen and Marcam in FY 04/05 and additionally Metering Systems, Baan & Teccor in FY 03/04*

5 *Disposals and closures of businesses and sale of fixed assets*

6 *The summarised financial information above in respect of the year ended 31 March 2005 has been extracted from the Annual Report for the period, upon which an unqualified audit opinion has been issued. The financial information in respect of Q4 is unaudited.*

Safe Harbor

This announcement contains certain statements that are forward-looking. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements are not guarantees of future performance. The Group's actual results of operations, financial condition and liquidity, and the development of the industries in which the Group operates, may differ materially from those made in or suggested by these statements and a number of factors could cause the results and developments to differ materially from those expressed or implied by these forward-looking statements.

Summary of results

Our overall performance last year was in line with expectations. Good operational progress has been made across the Group.

- Q4 results

Sales for the retained businesses in the quarter were £655 million (Q4 03/04: £703 million), down 5% at constant exchange rates (CER). Operating profit was £66 million (Q4 03/04: £76 million) resulting in a Q4 operating margin of 10.1%.

Overall, Group sales for the quarter were £732 million, down 22% compared with Q4 last year. This was mainly due to disposals of businesses in Q1 of the current year. Group operating profit was £71 million, compared with £95 million last year, reflecting business disposals and the challenges in the Controls business.

Operating cash flow for the Group (before restructuring and payment of legacy liabilities) was an inflow of £134 million. Free cash flow before the payment of legacy liabilities was an inflow of £56 million. Legacy liability payments amounted to £72 million.

Overall, gross debt fell by £99 million during Q4 driven by positive free cash flow from operations. However net debt increased by £34 million to £792 million at 31 March 2005 due mainly to the use of cash in escrow to pay down part of our legacy liabilities.

- Full year results

Sales for the retained businesses were £2,524 million (FY 03/04: £2,720 million), down 3% at CER. Operating profit was £169 million (FY 03/04: £193 million), including a negative currency translation adjustment of £14 million, resulting in an operating margin of 6.7%.

Overall, Group sales for the year were £2,923 million, down 25% compared with last year. Group operating profit was £175 million, compared with £217 million last year.

Sales and operating profit were adversely impacted both by disposals of businesses and currency translation adjustments stemming from weakness in the US dollar and the euro. At CER, operating profit for continuing operations improved on prior year by £8 million, with strong performances at Process Systems and Businesses for sale together with a reduction in corporate costs. This was partially offset by weaker results at Controls and APV.

Operating cash flow for the Group (before restructuring and payment of legacy liabilities) was an inflow of £231 million. Free cash flow before the payment of legacy liabilities was an inflow of £38 million compared with an outflow of £40 million in the prior year.

Overall, net debt reduced by £194 million to £792 million at 31 March 2005 with a positive free cash flow and the receipt of sale proceeds from business disposals, partially offset by legacy liability payments of £181 million. Gross debt fell by £121 million during the year.

The Board is recommending that no dividend be paid for the year (FY 03/04: nil).

The Board

Rick Haythornthwaite will be stepping down as Chief Executive on 22 July 2005. He has signalled for some while that he would hand over the reins at Invensys when the Group had turned the corner. Following the successful completion of the refinancing last year and the progress we have made since then with our business recovery programmes, that time has arrived. The Board would like to thank Rick for his leadership of the Group through difficult and demanding times and wish him well with the next stage of his career.

He will be succeeded as Chief Executive by Ulf Henriksson, who joined the Group in May last year as Chief Operating Officer having previously held senior roles at Eaton Corporation, Honeywell/Allied Signal and Volvo. During the past year, Ulf has demonstrated to the Board that he has the skills, the commitment and the tremendous enthusiasm needed to lead Invensys. We all look forward to working with him and his executive team on the next stage of the Group's development.

Simon Robertson resigned from the Board on 19 January 2005 following his appointment as Chairman of Rolls Royce plc. We are extremely grateful to Simon whose financial and business experience has underpinned his valuable advice and contribution to the Invensys Board since 1999.

Bay Green joined the Board as a non-executive director on 1 January 2005. He is a Vice Chairman of Dresdner Kleinwort Wasserstein and also serves as a non-executive director of RPC Group plc and Axis Shield plc. He has become a member of the Group's Audit and Nominating Committees and will also become the Senior Independent Director at the close of the Annual General Meeting on 21 July 2005.

Outlook

The outlook for the major economies in which we operate is unclear. Assuming only modest growth in our markets, the considerable work being undertaken within our businesses to meet operational challenges should ensure that we make overall progress in the current year.

OPERATIONAL REVIEW

The refinancing in March 2004 created the financial stability that enabled Invensys to move forward with confidence and following a further minor refinancing of our remaining shorter term maturities during the year, the Group now has no significant debt maturities until March 2009. This stability in our financial position has allowed us to make good progress across a broad range of fronts.

Once the current disposal programme is completed, Invensys will comprise five businesses, each with opportunities to grow sales, profits and cash generation. Longer term, our aim remains to create the opportunity whereby an improved financial position would enable us to replace costly inflexible debt with cheaper flexible debt.

During the past year, the focus of our activities has been on addressing the operational performance of each of our businesses and building a solid foundation for growth. In particular, the businesses have been challenged to:

- convert a greater proportion of their operating profits into cash;
- achieve return on sales at least in line with their peer group; and
- invest in the capabilities required to grow market share.

Each business has clear, detailed plans in place and progress is reviewed on a monthly basis with their management teams. Steps also continue to be taken to reduce the self generated quarter on quarter volatility in earnings and cash flow that has been a feature of Invensys.

Process Systems

	Q4 04/05	**Q4 03/04**	**FY 04/05**	**FY 03/04**
Sales (£m)	**190**	202	**709**	746
Operating profit (£m)	**22**	20	**47**	35
Operating margin (%)	**11.6%**	9.9%	**6.6%**	4.7%
Orders received (£m)	**193**	216	**729**	756

Process Systems is reaching the end of its 70-week performance improvement programme that, together with a three-year investment programme, has addressed all aspects of its business but in particular the strengthening of its leadership team, the reorganisation of the way it interfaces with its major customers, the enhancement of its technology portfolio and the reduction in the complexity of its overhead structure. These actions have restored its position as a leader in the global market for process automation.

Process Systems (excluding IMServ) continued its solid improvement in performance in the fourth quarter. Although orders were down by 8% at CER compared to the same period last year, this was due mainly to the increased activity in that period as customers reacted positively to the announcement of the refinancing in February 2004. Lower order levels in EMEA were partly offset by the continued strong order growth from the key global accounts and from growth in Latin America and the solutions business.

This success in updating its technology is demonstrated by the significant increases in orders from its seven key global accounts, up by 54% in the fourth quarter of the year and by 39% for the year as a whole. This endorsement of our technology by these major customers, which currently

account for 16% of its orders, provides confidence that Process Systems has the capability to grow its overall market share and achieve an operating performance at least in line with its peer group.

Excluding IMServ, orders for the full year were up 5% at CER, primarily driven by strong order intake in Asia Pacific, Latin America, the solutions business and the measurement and instrumentation business, only partially offset by declines in North America and EMEA. Major orders included several large power projects in China as well as orders from Formosa Petrochemical Corporation, Exxon Mobil, Tesoro Petroleum and Reliance. Sales for the full year were up 4% at CER. The increase was mainly due to higher sales in EMEA, Asia Pacific and Latin America as well as an improvement in the solutions business, which offset declines in North America.

Including IMServ, sales in the quarter fell by 4% at CER to £190 million as a weaker EMEA and Asia Pacific offset growth in the Americas, measurement and instrumentation and the solutions business. Operating profit for the fourth quarter increased to £22 million resulting in an operating margin of 11.6% driven by continued productivity improvements and volume increases in Latin America and the solutions business, offset by the costs associated with the 70-week programme.

Sales at IMServ were down 26% at CER compared to last year, primarily reflecting the disposal of the FieldTech operations during the prior year.

Operating profit at £47 million, up 49% at CER, improved considerably and resulted in an operating margin of 6.6%, compared to a margin of 4.7% last year. Much of the improvement came from higher product sales across all regions and an improvement in the sales mix with continued strength in the solutions business, Asia Pacific and Latin America. The 70-week performance improvement programme continued to deliver, with the costs of the programme now starting to fall from the fourth quarter onwards and are expected to end by the second quarter of next year; external consulting costs amounted to £10 million for the year.

Eurotherm

	Q4 04/05	**Q4 03/04**	**FY 04/05**	**FY 03/04**
Sales (£m)	**31**	33	**122**	122
Operating profit (£m)	**6**	5	**17**	17
Operating margin (%)	**19.4%**	15.2%	**13.9%**	13.9%
Orders received (£m)	**29**	31	**122**	122

Eurotherm has been a steady performer in recent years with good operating margins and cash generation and we intend to use this platform to grow sales, particularly in the fast growing economies of Asia. The business is also addressing an imbalance in its supply chain which has created transaction exchange exposures with manufacturing currently concentrated in western economies.

Orders and sales were lower in the fourth quarter this year compared to prior periods, although the margin was strong. Orders were down 7% at CER due to lower process system automation orders in China and delays of systems orders in France to the next financial year. Sales were 6% lower at CER as historically strong growth in China slowed down in the fourth quarter. Operating profit increased to £6 million in the fourth quarter resulting in a margin of 19.4% mainly due to supply chain savings, productivity enhancements and a reduction in overheads.

Orders for the full year increased by 5% at CER driven by growth in Asia Pacific, North America and systems orders in EMEA.

Sales for the year at £122 million were 4% higher at CER compared with last year, driven by the same factors underpinning orders.

Operating profit was stable at £17 million with an operating margin of 13.9%. The margin improved through pricing initiatives and better supply chain management, despite adverse transactional currency impacts due to increased sales volume in Asia Pacific and North America.

Eurotherm currently distributes around £15 million of product manufactured by its former electric motor Drives business which was sold in 2002. This agreement is now subject to renegotiation. In the event that this arrangement ceases, we aim to minimise the impact on operating performance due to the loss of revenue.

APV

	Q4 04/05	Q4 03/04	FY 04/05	FY 03/04
Sales (£m)	**99**	106	**360**	387
Operating profit (£m)	**5**	8	**6**	18
Operating margin (%)	**5.1%**	7.5%	**1.7%**	4.7%
Orders received (£m)	**108**	94	**390**	406

APV is undergoing a substantial 50-week performance improvement programme and the success of this approach is now beginning to be reflected in its performance. The management structure has been flattened with the elimination of several tiers of executives and its former country based managers. New project tendering procedures are in place to minimise the risks associated with longer term contracts and the sales force has been reorganised to increase sales of aftermarket products into APV's large global installed base. The depth of the restructuring being undertaken is significant but the business is dealing with this well with the continued support of its customers.

APV's orders were up 14% at CER in the fourth quarter compared to prior year, driven by strong project and aftermarket intake in EMEA. Fourth quarter sales were 6% lower at CER compared to Q4 last year, primarily due to lower project sales in EMEA. Operating profit at £5 million was down 47% at CER compared to the fourth quarter last year due to lower project volumes in EMEA and lower project margins in EMEA and North America, although Q4 was comparable with the underlying operating results for the third quarter, which benefited from some one-off items.

Orders for the year were flat at CER; this was mainly due to turning away from some higher risk project orders, which offset growth in Asia Pacific, Latin America and strength in the heat transfer business.

Sales at £360 million were 4% lower at CER, primarily due to lower project sales in EMEA as a result of a slow-down in capital spending in this consolidating market. However, the aftermarket business in EMEA has shown good growth over the last 12 months and strength in industrial markets has driven strong growth in the heat exchangers business. Asia Pacific is also growing with continued investment in local APV teams.

Operating profit at £6 million fell considerably (FY 03/04: £18 million) compared to the prior year. The fall was mainly due to lower project volume and lower margins in EMEA. In addition, the current year includes a £4 million adverse adjustment relating to prior years. However, the 50-week performance improvement programme has started to deliver and led to a marked improvement in performance in the second half of the year by reducing overheads and continuing to increase the focus on aftermarket sales across all regions.

Rail Systems

	Q4 04/05	Q4 03/04	FY 04/05	FY 03/04
Sales (£m)	**105**	105	**412**	442
Operating profit (£m)	**16**	18	**56**	62
Operating margin (%)	**15.2%**	17.1%	**13.6%**	14.0%
Orders received (£m)	**82**	98	**454**	1,338

In the UK, the pattern of business with Network Rail has changed as they seek to reduce costs and transfer more of the financial risks to suppliers. We are changing our procedures, particularly in project management, to enable us to meet both their requirements and our performance goals. As a consequence of the rigorous procedures now in place, the flow of orders from Network Rail has slowed. So far we have been able to manage our cost base to deal with this reduced level of activity and anticipate that the flow of orders will improve as the year progresses. In the event that this does not happen, we will be looking to make further savings in our cost base to maintain the business' financial performance.

Our other major operation in the UK is the upgrade and renewal of signalling and train control systems for the Metronet consortium that is responsible for London Underground's infrastructure renewal on the Bakerloo, Victoria and Central lines, together with the subsurface Metropolitan, Circle and District lines.

In the USA, the delayed Transportation Bill is now expected to be signed into law later this year. The Bill confirms federal funding for highways, railroad and other transportation investment and provides the major source of funds for railroad/highway crossings, which is our major product offering in this market and we anticipate that we will see increased activity once the Bill is enacted. In Iberia, we are participating in several of the new high speed line projects in Spain, incorporating the latest European Rail Traffic Management System technology. Elsewhere our long-standing presence in China continues with projects underway on the Beijing and Tianjin subway systems.

Orders received for the fourth quarter were down 17% at CER compared to the prior period with the anticipated reduction in orders from Network Rail. Sales were stable at £105 million with all regions performing in line with the prior year. Operating profit decreased by 8% at CER to £16 million with a margin of 15.2% due to higher insurance costs.

Orders for the year (excluding the effect of the PPP contracts for the upgrade of the London Underground which amounted to £917 million in FY 03/04 and £21 million in FY 04/05) increased by 6% at CER. The order delays in the UK were more than offset by strong growth in Spain where, for example, we were part of the winning consortium for the High Speed Line from Cordoba to Malaga.

Rail System's sales at £412 million were down 4% at CER compared to the last financial year. This was mainly due to the early termination of a large North American logistics contract and lower sales in the UK. This was somewhat offset by stronger sales in Spain.

Operating profit was £56 million, a decrease of 7% at CER compared to last year, while the operating margin fell 0.4% to 13.6%. An improved sales mix, a number of favourable contract completions and an effective control of overheads were offset by higher insurance costs.

Controls

		Q4 04/05	Q4 03/04	FY 04/05	FY 03/04
Sales (£m)	- Climate	**142**	161	**565**	647
	- Appliance	**88**	96	**356**	376
	- Total	**230**	257	**921**	1,023
Operating profit (£m)	- Climate	**17**	23	**45**	73
	- Appliance	**10**	16	**44**	54
	- Total	**27**	39	**89**	127
Operating margin (%)	- Climate	**12.0%**	14.3%	**8.0%**	11.3%
	- Appliance	**11.4%**	16.7%	**12.4%**	14.4%
	- Total	**11.7%**	15.2%	**9.7%**	12.4%
Orders received (£m)		**225**	264	**900**	1,001

Controls was formed on 1 October 2004 with the merger of the former Appliance and Climate Controls businesses, recognising the considerable overlap of brands, customers and manufacturing facilities. Whilst the process of merger integration has progressed well with some 300 indirect and overhead positions eliminated, it has been accompanied by some significant operational issues in North America that have affected its performance during the second half of the year.

In particular, poorly executed manufacturing process changes arose at certain manufacturing plants, particularly the large facility in Mexicali. A symptom of these changes was the recall of a large number of gas valves, for which we have made a provision of £30 million to cover the cost. Additional strain on these manufacturing plants arose as they were required to increase output significantly to supply products for both the recall and existing customers. This created additional costs, supply chain problems and an order backlog with several customers. These issues have received urgent management attention and the actions taken have now largely diffused the immediate issues. Production levels are now adequate to meet the recall and the order backlog has been reduced. Our operational attention is now on completing the integration of the two businesses and obtaining the merger benefits identified at the start of the process.

Alongside the merger, Controls is investing in its technology roadmap intended to maintain its position as a technological leader in the supply of components and, increasingly, systems to its global customer base. It is also building relationships with a broader range of original equipment manufacturers, especially in Asia, recognising the changing competitive environment particularly in the white goods sector.

Fourth quarter orders of £225 million were 12% lower at CER compared to the prior period driven mainly by a weak performance in North America and EMEA. Controls' sales were 8% lower at CER compared to Q4 last year due to the above reasons as well as the disposal of contracting businesses in the US. Operating profit was down 30% at CER to £27 million as a result of the lower volume and continuing production issues at the Mexicali plant.

Orders for the full year closed at £900 million, down 5% at CER mainly due to the weakness in North America including the exit from North American contracting businesses.

Sales for the year of £921 million (FY 03/04: £1,023 million) were 5% lower at CER compared to last year. The fall in sales was due to the exit of North American contracting businesses, the loss of specific contracts and global price reductions for reversing valves.

Operating profit for the year fell 26% at CER to £89 million, with an operating margin of 9.7%, mainly due to a reduction in sales volume, operational performance issues at the Mexicali plant and higher insurance costs.

Businesses for sale

	Q4 04/05	Q4 03/04	FY 04/05	FY 03/04
Sales (£m)	**74**	86	**279**	280
Operating profit/(loss) (£m)	**5**	8	**9**	(11)
Operating margin (%)	**6.8%**	9.3%	**3.2%**	(3.9)%
Orders received (£m)	**68**	84	**264**	296

Businesses for sale relate to Lambda and Baker.

For the year as a whole, sales of these businesses rose at CER and operating profit was significantly higher, driven by the benefits from restructuring activities. Although there remains some volatility in earnings on a quarter on quarter basis, overall there has been a substantial improvement in performance.

As reported in August this year, the sales processes for both businesses are underway and it is anticipated that both will be completed during this calendar year.

FINANCIAL REVIEW

Trading results

The trading results of the continuing businesses have been discussed within the operational review section.

Corporate costs during the quarter were £10 million, down from £14 million last year and consistent with the previous quarter spend, and the gradual reduction expected for the year. With respect to the full year, corporate costs significantly reduced from £66 million to £46 million in line with plans for the year.

Discontinued operations, which principally comprise Powerware, Hansen and Marcam, reported sales of £120 million (FY 03/04: £891 million) and operating losses of £3 million (FY 03/04: operating profits of £35 million).

Earnings

The Group's profit this quarter of £28 million compares with a loss of £139 million in Q4 03/04, the improvement arising from a significant reduction in operating and corporate exceptional items, together with a tax credit of £36 million. Basic earnings per share for the quarter were 0.5p (Q4 03/04: loss 3.6p). Earnings per share before exceptional items, goodwill amortisation and goodwill impairment were 0.4p (Q4 03/04: 0.6p).

The Group has recorded a loss for the year of £473 million compared with a loss of £328 million last year, mostly due to an increase in corporate exceptional charges. Basic loss per share was 8.3p (FY 03/04: loss 9.0p). Earnings per share before exceptional items, goodwill amortisation and goodwill impairment were 0.1p (FY 03/04: 1.2p).

Goodwill impairment and goodwill amortisation

In accordance with FRS 11, Impairment of Fixed Assets and Goodwill, goodwill capitalised on the balance sheet has been reviewed for impairment. This review has led to a charge of £27 million (FY 03/04: £25 million), relating to the Meterpoint business within IMServ. There was £nil charge for the quarter (Q4 03/04: £25 million).

Goodwill amortisation fell to £6 million for the quarter (Q4 03/04: £10 million). The annual charge for goodwill amortisation fell from £53 million in 2004 to £28 million following business disposals and the goodwill impairment.

Operating exceptional items

Operating exceptional items for the quarter totalled £19 million (Q4 03/04: £84 million). Restructuring costs were £17 million (Q4 03/04: £16 million) with most of the charge arising from restructuring projects at Controls. Transition costs of £2 million (Q4 03/04: £24 million) relate to personnel costs. In addition, the Q4 03/04 comparative includes £14 million of costs in connection with the refinancing and £30 million of fixed asset impairment.

Operating exceptional items in the year totalled £168 million (FY 03/04: £236 million). Restructuring costs of £58 million (FY 03/04: £76 million) principally relate to employee severance and represented 2% of sales (FY 03/04: 2%). Transition costs of £17 million (FY 03/04: £98 million) incurred in reshaping the Group comprise £12 million of personnel costs and £5 million of costs for professional fees and IT-related costs, with all costs remaining within earlier estimates. Fixed asset impairments of £63 million (FY 03/04: £48 million) relate predominantly to the Controls business. In addition, £30 million of product recall costs have been provided in respect of two ranges of valve products within the Controls business. This was announced in the October

trading update. The 2004 comparative also includes £14 million of costs in connection with the refinancing.

Corporate exceptional items

The corporate exceptional items charge for the quarter of £14 million (Q4 03/04: £43 million) comprised a £2 million loss on the sale of fixed assets and a £12 million loss on the sale of a number of smaller businesses.

The corporate exceptional charge for the year was £301 million (FY 03/04: £136 million), resulting from the sale of fixed assets and sale of businesses. The largest component of this is £298 million on the loss on sale of businesses comprising a profit on net assets of £162 million, settlement and curtailment credits under FRS 17 of £8 million and a write-off of associated goodwill of £468 million. Of this goodwill, £333 million had previously been eliminated against reserves on acquisition.

Net interest expense and taxation

The Q4 interest charge was £35 million (Q4 03/04: £56 million), which is similar to recent quarters. The reduction in the Q4 interest charge compared to last year is due to the inclusion of one-off refinancing costs in the prior year.

Interest for the year was £136 million (FY 03/04: £112 million). The rise in the interest charge compared to the prior year reflects the increased cost of borrowing under facilities agreed as part of the refinancing agreement established in March 2004.

The Q4 tax credit was £36 million compared to a prior year tax charge of £13 million. The tax credit for the year was £16 million (FY 03/04: credit of £35 million) which comprises a charge for taxation on ordinary activities of £25 million (FY 03/04: £41 million) and a prior year net tax credit of £41 million relating to settlements reached with the tax authorities in a number of territories (FY 03/04: credit of £65 million). The prior year also included a £12 million deferred tax credit in respect of prior years and a £1 million charge relating to corporate exceptional items.

Cash flow

Free cash inflow in the fourth quarter was £56 million before payment of legacy liabilities (Q4 03/04: £55 million).

Payments made in respect of legacy liabilities in the quarter of £72 million, made from funds raised in the March 2004 refinancing, related to taxation settlements, pension contributions and transition costs.

The year produced a total free cash outflow of £143 million (FY 03/04: outflow of £482 million). This comprised an operating free cash inflow of £38 million and payments totalling £181 million in respect of legacy liabilities. Net capital expenditure reduced to £58 million (FY 03/04: £115 million) mostly following the disposal of Hansen where there was a significant investment in a factory in the prior year. The legacy payments included £83 million of pension payments, £24 million of transition costs, £34 million of litigation and environmental settlements and £40 million of legacy tax settlements.

Net disposal proceeds for the year were £381 million. This included proceeds from the sale of Powerware (£307 million), Hansen (£91 million) and Marcam (£11 million), offset by cash costs of disposal.

Asset management

Net operating assets in continuing operations reduced by £195 million during the year. The main influences of this were the impairment charges for capitalised goodwill and fixed assets totalling £90 million along with a £51 million improvement in working capital.

Pensions and other legacy liabilities

The Group's pension service cost charge to operating profit for Q4 was £11 million (Q4 03/04: £18 million) and other finance charges were £4 million (Q4 03/04: £6 million). Settlement and curtailment credits were £1 million (Q4 03/04: credit of £11 million) and contributions of £41 million were made in the quarter (Q4 03/04: £105 million). Overall the FRS 17 pension liability has reduced by £22 million to £574 million in the quarter.

The Group's pension service cost charge to operating profit for the year was £48 million (FY 03/04: £52 million) and other finance charges were £15 million (FY 03/04: £23 million). Settlement and curtailment credits were £9 million (FY 03/04: £9 million) and contributions of £131 million were made (FY 03/04: £183 million). Actuarial assessments of pension assets and liabilities have been updated as at 31 March 2005, resulting in an actuarial loss of £50 million for the year (FY 03/04: gain of £169 million). Overall the FRS 17 pension liability of £574 million (FY 03/04: £606 million) has reduced by £32 million since 31 March 2004.

In the UK, the Pensions Act 2004 is being brought into force in stages. The Act's requirements in regard to scheme funding are subject to transitional provisions. These are not yet finalised but draft regulations provide that the Act's requirements in regard to funding will take effect from the first triennial valuation due after 23 September 2005. In the case of the main UK pension scheme, we expect that this will take place based on data as at 1 April 2006. Under the Act's requirements, Invensys will be required to agree contributions to the scheme with the Trustee, including contributions to make good any deficit in the scheme.

We understand that the Trustee is looking to achieve an increase in diversity in the investment portfolio. The trust deed currently contains certain restrictions which impact on diversification. Clarification regarding the status of these constraints may well require the Company and the Trustee to make an application to the Court. We do not, given current circumstances, expect any change in the deed to have a material impact on scheme funding.

Other legacy liabilities reduced by £72 million in the quarter, including a £29 million tax credit following the settlement of various legacy tax matters and £5 million of planned spend against transition costs. These liabilities reduced by £136 million during the year including the £29 million tax credit and £24 million of transition cost spend.

Invensys plc
Preliminary announcement 2004/05

Consolidated profit and loss account

Audited Year ended 31 March 2005 £m	Audited Year ended 31 March 2004 £m		Notes	Unaudited Quarter ended 31 March 2005 £m	Unaudited Quarter ended 31 March 2004 £m
		Turnover			
2,803	3,000	Continuing operations		729	789
120	891	Discontinued operations		3	144
2,923	3,891		1	732	933
		Operating profit/(loss) before exceptional items, goodwill amortisation and goodwill impairment			
178	182	Continuing operations		71	84
(3)	35	Discontinued operations		-	11
175	217		1	71	95
(168)	(236)	**Operating exceptional items**	3	(19)	(84)
7	(19)	**Operating profit/(loss) before goodwill amortisation and goodwill impairment**		52	11
(28)	(53)	Goodwill amortisation		(6)	(10)
(27)	(25)	Goodwill impairment		-	(25)
(48)	(97)	**Total operating (loss)/profit**	2	46	(24)
(41)	(69)	Continuing operations	2	47	(4)
(7)	(28)	Discontinued operations	2	(1)	(20)
(48)	(97)	**Total operating (loss)/profit**	2	46	(24)
		Corporate exceptional items			
-	(32)	Costs of closure		-	(1)
(3)	(8)	Loss on sale of fixed assets		(2)	(4)
(298)	(96)	Loss on disposal of operations	4	(12)	(38)
(349)	(233)	**(Loss)/profit on ordinary activities before interest and taxation**		32	(67)
(136)	(112)	Net interest payable and similar charges		(35)	(56)
(15)	(23)	Other finance charges - FRS 17		(4)	(6)
(500)	(368)	**Loss on ordinary activities before taxation**		(7)	(129)
16	35	Taxation credit/(charge) on loss on ordinary activities	5	36	(13)
(484)	(333)	**(Loss)/profit on ordinary activities after taxation**		29	(142)
11	5	Minority interests - equity		(1)	3
(473)	(328)	**Retained (loss)/profit for the period**		28	(139)
(8.3) p	(9.0) p	**(Loss)/earnings per share (basic and diluted)**	6	0.5 p	(3.6) p
0.1 p	1.2 p	**Earnings per share (total Group before exceptional items, goodwill amortisation and goodwill impairment)**	6	0.4 p	0.6 p
		Average exchange rates for the period			
1.85	1.69	US$ to £1		1.89	1.84
1.47	1.44	Euro to £1		1.45	1.48
197.84	190.81	Yen to £1		199.14	195.81

The results for the period have been translated into sterling at the appropriate average exchange rates.

Invensys plc
Preliminary announcement 2004/05

Consolidated balance sheet

	Notes	Audited 31 March 2005 £m	Audited 31 March 2004 £m
Fixed assets			
Intangible assets - goodwill		285	478
Tangible assets		442	660
Investments in associated undertakings		1	1
Other investments		16	16
		744	1,155
Current assets			
Stocks		266	376
Debtors: amounts falling due within one year		878	1,043
Debtors: amounts falling due after more than one year		34	38
Investments		13	20
Cash and short-term deposits	7	639	566
		1,830	2,043
Creditors: amounts falling due within one year			
Short-term borrowings		(29)	(58)
Other creditors		(854)	(1,065)
		(883)	(1,123)
Net current assets		947	920
Total assets less current liabilities		1,691	2,075
Creditors: amounts falling due after more than one year			
Long-term borrowings		(1,402)	(1,494)
Other creditors		(17)	(23)
		(1,419)	(1,517)
Provisions for liabilities and charges		(208)	(256)
Net assets excluding pension liability		64	302
Pension liability		(574)	(606)
	1	(510)	(304)
Capital and reserves			
Called up share capital		57	897
Share premium account		440	440
Capital redemption reserve		923	83
Capital reserve		2,855	2,509
Profit and loss account		(4,918)	(4,398)
Shareholders' deficit – equity		(643)	(469)
Minority interests – including non-equity		133	165
		(510)	(304)
Period end exchange rates			
US$ to £1		1.89	1.84
Euro to £1		1.45	1.50
Yen to £1		202.10	191.20

The balance sheet has been translated into sterling at appropriate period end exchange rates.

Consolidated cash flow statement

Audited Year ended 31 March 2005 £m	Audited Year ended 31 March 2004 £m		Notes	Unaudited Quarter ended 31 March 2005 £m	Unaudited Quarter ended 31 March 2004 £m
92	(207)	Net cash inflow/(outflow) from operating activities	7	98	(38)
(126)	(121)	Returns on investments and servicing of finance	7	(68)	(70)
(76)	(73)	Taxation	7	(44)	(6)
(58)	(115)	Capital expenditure and financial investment	7	(15)	(24)
361	486	Acquisitions and disposals	7	(4)	69
193	(30)	Cash inflow/(outflow) before use of liquid resources and financing		(33)	(69)
32	(43)	Management of liquid resources	7	2	(32)
		Financing			
–	448	Issue of ordinary shares	7	–	448
(110)	(165)	Decrease in debt	7	(102)	(195)
115	210	**Increase/(decrease) in cash in period**		(133)	152

Reconciliation of net cash flow to movement in net debt

Audited Year ended 31 March 2005 £m	Audited Year ended 31 March 2004 £m		Notes	Unaudited Quarter ended 31 March 2005 £m	Unaudited Quarter ended 31 March 2004 £m
115	210	Increase/(decrease) in cash in period	7	(133)	152
110	165	Cash outflow from decrease in debt		102	195
(32)	43	Cash (inflow)/outflow from (decrease)/increase in liquid resources		(2)	32
193	418	Change in net debt resulting from cash flows	7	(33)	379
2	(25)	Transfer of facility costs from/(to) prepayments		–	(25)
(7)	–	Amortisation of facility fees within debt		(3)	–
6	177	Exchange movements	7	2	69
194	570	Movement in net debt in period		(34)	423
(986)	(1,556)	Net debt at beginning of period	7	(758)	(1,409)
(792)	(986)	**Net debt at end of period**	7	(792)	(986)

Consolidated statement of total recognised gains and losses

Audited Year ended 31 March 2005 £m	Audited Year ended 31 March 2004 £m		Unaudited Quarter ended 31 March 2005 £m	Unaudited Quarter ended 31 March 2004 £m
(473)	(328)	(Loss)/profit for the period	28	(139)
15	79	Currency translation differences on foreign currency net investments, net of tax	(8)	–
(50)	169	Actuarial (loss)/gain recognised on pension schemes	(3)	80
(508)	(80)	**Total recognised (losses)/gains in the the period**	17	(59)
	(984)	Prior year adjustment - FRS 17		
	(23)	Prior year adjustment - FRS 5		
	(1,087)	**Total recognised (losses)/gains relating to the period**		

Reconciliation of movements in consolidated shareholders' deficit

Audited Year ended 31 March 2005 £m	Audited Year ended 31 March 2004 £m		Unaudited Quarter ended 31 March 2005 £m	Unaudited Quarter ended 31 March 2004 £m
(473)	(328)	(Loss)/profit for the period	28	(139)
15	79	Currency translation differences on foreign currency net investments, net of tax	(8)	–
–	447	Share capital issued, including options	–	447
1	3	Unvested restricted shares (UITF 17)	–	1
(50)	169	Actuarial (loss)/gain recognised on pension schemes	(3)	80
333	271	Goodwill written back on disposals and closures	–	8
(174)	641	**Net (increase)/decrease in shareholders' deficit for the period**	17	397
(469)	(103)	Opening shareholders' deficit (previously reported)	(660)	(866)
–	(984)	Prior year adjustment - FRS 17	–	–
–	(23)	Prior year adjustment - FRS 5	–	–
(469)	(1,110)	Opening shareholders' deficit (restated)	(660)	(866)
(643)	(469)	**Closing shareholders' deficit**	(643)	(469)

Notes

1 Segmental analysis

Audited Turnover Year ended 2004/05 £m	Audited Turnover Year ended 2003/04 £m	Audited Operating profit/(loss) * Year ended 2004/05 £m	Audited Operating profit/(loss) * Year ended 2003/04 £m		Unaudited Turnover Q4 2004/05 £m	Unaudited Turnover Q4 2003/04 £m	Unaudited Operating profit/(loss) * Q4 2004/05 £m	Unaudited Operating profit/(loss) * Q4 2003/04 £m
				Business				
709	746	47	35	Process Systems	190	202	22	20
122	122	17	17	Eurotherm	31	33	6	5
360	387	6	18	APV	99	106	5	8
412	442	56	62	Rail Systems	105	105	16	18
921	1,023	89	127	Controls	230	257	27	39
279	280	9	(11)	Businesses for sale	74	86	5	8
-	-	(46)	(66)	Corporate costs	-	-	(10)	(14)
2,803	3,000	178	182	Continuing operations	729	789	71	84
120	891	(3)	35	Discontinued operations	3	144	-	11
2,923	3,891	175	217		732	933	71	95
				Geographical analysis by origin				
425	442	34	39	United Kingdom	106	120	12	7
768	787	52	74	Rest of Europe	204	223	18	34
1,026	1,194	101	109	North America	266	282	42	45
77	62	11	7	South America	21	16	3	1
441	462	22	16	Asia Pacific	114	132	4	10
66	53	4	3	Africa and Middle East	18	16	2	1
-	-	(46)	(66)	Corporate costs	-	-	(10)	(14)
2,803	3,000	178	182	Continuing operations	729	789	71	84
120	891	(3)	35	Discontinued operations	3	144	-	11
2,923	3,891	175	217		732	933	71	95
				Geographical analysis of turnover by destination				
386	396			United Kingdom	95	110		
774	797			Rest of Europe	209	230		
979	1,144			North America	248	243		
88	78			South America	25	25		
471	501			Asia Pacific	127	149		
105	84			Africa and Middle East	25	32		
2,803	3,000			Continuing operations	729	789		
120	891			Discontinued operations	3	144		
2,923	3,891				732	933		

* Before exceptional items, goodwill amortisation and goodwill impairment.

Notes

1 Segmental analysis (continued)

	Audited Net operating assets Year ended 2004/05 £m	Audited Net operating assets Year ended 2003/04 £m		Audited Net operating assets Year ended 2004/05 £m	Audited Net operating assets Year ended 2003/04 £m
Business			**Geographical analysis by origin**		
Process Systems	273	333	United Kingdom	215	246
Eurotherm	126	134	Rest of Europe	257	273
APV	100	87	North America	348	399
Rail Systems	45	46	South America	20	20
Controls	359	469	Asia Pacific	240	335
Businesses for sale	187	218	Africa and Middle East	10	14
Corporate costs	(156)	(158)	Corporate costs	(156)	(158)
Continuing operations	934	1,129	Continuing operations	934	1,129
Discontinued operations	–	346	Discontinued operations	–	346
	934	1,475		934	1,475
Borrowings				(1,431)	(1,552)
Cash and short-term deposits				639	566
Deferred tax				5	(6)
Taxation				(83)	(181)
Pension liability				(574)	(606)
Net liabilities per consolidated balance sheet				(510)	(304)

2 Total operating profit/(loss)

	Unaudited Continuing operations Q4 2004/05 £m	Unaudited Continuing operations Q4 2003/04 £m	Unaudited Discontinued operations Q4 2004/05 £m	Unaudited Discontinued operations Q4 2003/04 £m	Unaudited Total Q4 2004/05 £m	Unaudited Total Q4 2003/04 £m
Turnover	729	789	3	144	732	933
Cost of sales	(528)	(576)	(2)	(110)	(530)	(686)
Gross profit	201	213	1	34	202	247
Distribution costs	(4)	(1)	(1)	(1)	(5)	(2)
Administrative costs	(126)	(128)	–	(22)	(126)	(150)
Operating profit*	71	84	–	11	71	95
Operating exceptional items	(19)	(80)	–	(4)	(19)	(84)
Goodwill amortisation	(5)	(6)	(1)	(4)	(6)	(10)
Goodwill impairment	–	(2)	–	(23)	–	(25)
Total operating profit/(loss)	47	(4)	(1)	(20)	46	(24)

Operating exceptional items totalling £19 million (Q4 2003/04: £84 million) together with goodwill amortisation of £6 million (Q4 2003/04: £10 million) and goodwill impairment of £nil (Q4 2003/04: £25 million) are classified as administrative costs, which therefore total £151 million (Q4 2003/04: £269 million).

	Audited Continuing operations Year ended 2004/05 £m	Audited Continuing operations Year ended 2003/04 £m	Audited Discontinued operations Year ended 2004/05 £m	Audited Discontinued operations Year ended 2003/04 £m	Audited Total Year ended 2004/05 £m	Audited Total Year ended 2003/04 £m
Turnover	2,803	3,000	120	891	2,923	3,891
Cost of sales	(2,058)	(2,212)	(98)	(677)	(2,156)	(2,889)
Gross profit	745	788	22	214	767	1,002
Distribution costs	(18)	(23)	(2)	(6)	(20)	(29)
Administrative costs	(549)	(583)	(23)	(173)	(572)	(756)
Operating profit/(loss)*	178	182	(3)	35	175	217
Operating exceptional items	(168)	(221)	–	(15)	(168)	(236)
Goodwill amortisation	(24)	(28)	(4)	(25)	(28)	(53)
Goodwill impairment	(27)	(2)	–	(23)	(27)	(25)
Total operating loss	(41)	(69)	(7)	(28)	(48)	(97)

* Before exceptional items, goodwill amortisation and goodwill impairment.

Notes

3 Operating exceptional items

Audited Year ended 31 March 2005 £m	Audited Year ended 31 March 2004 £m		Unaudited Quarter ended 31 March 2005 £m	Unaudited Quarter ended 31 March 2004 £m
(58)	(76)	Restructuring costs	(17)	(16)
(17)	(98)	Transition costs*	(2)	(24)
-	(14)	Refinancing costs	-	(14)
(63)	(48)	Fixed asset impairment	-	(30)
(30)	-	Product recall costs**	-	-
(168)	(236)		(19)	(84)
		Restructuring costs by business		
(7)	(12)	Process Systems	(4)	(2)
-	(1)	Eurotherm	-	-
(14)	(3)	APV	(3)	-
(2)	(1)	Rail Systems	(2)	-
(26)	(19)	Controls	(8)	(4)
(6)	(13)	Businesses for sale	-	-
(3)	(13)	Corporate costs	-	(7)
(58)	(62)	Continuing operations	(17)	(13)
-	(14)	Discontinued operations	-	(3)
(58)	(76)		(17)	(16)
		Fixed asset impairment by business		
-	(2)	Process Systems	-	(2)
-	-	Eurotherm	-	-
-	(1)	APV	-	(1)
-	-	Rail Systems	-	-
(58)	(13)	Controls	2	(13)
(2)	(1)	Businesses for sale	(1)	(1)
(3)	(30)	Corporate costs	(1)	(12)
(63)	(47)	Continuing operations	-	(29)
-	(1)	Discontinued operations	-	(1)
(63)	(48)		-	(30)

*Transition costs relate wholly to the Corporate sector.

**Product recall costs are attributable wholly to the Controls business.

4 Loss on disposal of operations

The Group's loss on disposal of operations comprises the following:

Audited Year ended 31 March 2005 £m	Audited Year ended 31 March 2004 £m		Unaudited Quarter ended 31 March 2005 £m	Unaudited Quarter ended 31 March 2004 £m
162	286	Profit/(loss) on assets divested	(6)	(32)
(468)	(391)	Charge of associated goodwill	(6)	(17)
8	9	Settlements and curtailments credit - FRS 17	-	11
(298)	(96)		(12)	(38)

5 Taxation credit/(charge) on loss on ordinary activities

Audited Year ended 31 March 2005 £m	Audited Year ended 31 March 2004 £m		Unaudited Quarter ended 31 March 2005 £m	Unaudited Quarter ended 31 March 2004 £m
(25)	(41)	Taxation on ordinary activities	(5)	(16)
41	65	Adjustments in respect of prior years	41	1
-	12	Deferred tax	-	3
-	(1)	Tax on corporate exceptionals	-	(1)
16	35		36	(13)

Notes

6 (Loss)/earnings per share

Audited Year ended 31 March 2005	Audited Year ended 31 March 2004			Unaudited Quarter ended 31 March 2005	Unaudited Quarter ended 31 March 2004
		(Loss)/earnings per share (pence)			
(8.3) p	(9.0) p		Basic	0.5 p	(3.6) p
0.1 p	1.2 p		Total Group*	0.4 p	0.6 p
(8.3) p	(9.0) p		Diluted	0.5 p	(3.6) p
		Average number of shares (million)			
5,687	3,661		Basic	5,687	4,149
		(Loss)/earnings (£m)			
(473)	(328)		Basic	28	(139)
			Total Group		
175	217		Operating profit*	71	95
(136)	(112)		Net interest payable	(35)	(56)
(15)	(23)		Other finance charges - FRS 17	(4)	(6)
24	82		Operating profit less finance costs	32	33
(28)	(44)		Tax on operating profit less finance costs	(8)	(14)
11	5		Minority interests	(1)	3
7	43			23	22

* Before exceptional items, goodwill amortisation and goodwill impairment.

The basic gain/(loss) per share for the quarter has been calculated using 5,687 million shares (Q4 2003/04: 4,149 million), being the weighted average number of shares in issue during the quarter and the gain after taxation and minority interests of £28 million (Q4 2003/04: loss of £139 million).

Earnings per share is also calculated by reference to earnings for the total Group, before exceptional items, goodwill amortisation and goodwill impairment with an underlying tax charge of £8 million (Q4 2003/04: £14 million), since the directors consider that this gives a useful additional indication of underlying performance.

The diluted gain/(loss) per share has been calculated in accordance with Financial Reporting Standard No 14: Earnings per share (FRS 14) without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

Notes

7 Cash flow statement

Audited Year ended 31 March 2005 £m	Audited Year ended 31 March 2004 £m		Unaudited Quarter ended 31 March 2005 £m	Unaudited Quarter ended 31 March 2004 £m
		Reconciliation of operating (loss)/profit before interest and tax to net cash inflow/(outflow) from operating activities		
(48)	(97)	Total operating (loss)/profit	46	(24)
73	110	Depreciation charge	17	21
2	-	Non-cash charge for share option schemes (UITF 17)	2	-
90	73	Provision for impairment charged to operating (loss)/profit	-	55
28	53	Amortisation of goodwill	6	10
-	(3)	Cash costs of closures	-	-
16	10	Decrease in stocks	33	14
35	(179)	Decrease/(increase) in debtors	19	(79)
(21)	(43)	(Decrease)/increase in creditors and provisions	5	52
(83)	(131)	Movement in pensions	(30)	(87)
92	(207)	**Net cash inflow/(outflow) from operating activities**	98	(38)
		Analysis of cash flows for headings netted in the cash flow statement		
		Returns on investments and servicing of finance		
18	13	Interest received	5	-
(130)	(132)	Interest paid	(60)	(69)
(14)	(2)	Dividends paid to minority interests	(13)	(1)
(126)	(121)	**Net cash outflow for returns on investments and servicing of finance**	(68)	(70)
		Taxation		
(38)	(9)	UK corporation tax paid	(34)	(4)
(38)	(64)	Overseas tax paid	(10)	(2)
(76)	(73)	**Net cash outflow for tax paid**	(44)	(6)
		Capital expenditure and financial investment		
(60)	(126)	Purchase of tangible fixed assets	(15)	(28)
2	4	Sale of tangible fixed assets	-	1
-	7	Sale of trade investments	-	3
(58)	(115)	**Net cash outflow for capital expenditure and financial investment**	(15)	(24)
		Acquisitions and disposals		
(1)	(2)	Purchase of subsidiary undertakings	-	-
381	497	Sale of subsidiary undertakings	(3)	74
(18)	(10)	Net cash disposed of on sale of subsidiary undertakings	-	(6)
-	2	Sale of associated undertakings	-	2
(1)	(1)	Purchase of minority interests	(1)	(1)
361	486	**Net cash inflow/(outflow) for acquisitions and disposals**	(4)	69
		Management of liquid resources		
32	(43)	Short-term deposits withdrawn/(made)	2	(32)
32	(43)	**Net cash inflow/(outflow) from management of liquid resources**	2	(32)
		Financing		
-	470	Issue of ordinary share capital	-	470
-	(22)	Share issue expenses	-	(22)
-	448	Cash inflow from issue of ordinary shares	-	448
		Debt due within one year		
-	231	Increase in short-term borrowings	-	-
(52)	(322)	Repayment of short-term borrowings	(37)	(391)
		Debt due beyond one year		
226	1,215	Increase in long-term borrowings	123	1,178
(284)	(1,288)	Repayment of long-term borrowings	(189)	(981)
-	(1)	Capital element of finance lease repayments	1	(1)
(110)	(165)		(102)	(195)
(110)	283	**Net cash (outflow)/inflow from financing**	(102)	253

Notes

7 Cash flow statement (continued)

Analysis of changes to net debt

Fourth quarter (unaudited)

	At 1 January 2005 £m	Cash flow £m	Other movements* £m	Exchange movement £m	At 31 March 2005 £m
Cash at bank and in hand	647	(133)		(1)	513
Overdrafts	(1)	-		-	(1)
		(133)			
Debt due within one year	(40)	37	(25)	1	(27)
Debt due after one year	(1,487)	66	22	(1)	(1,400)
Finance leases	(2)	(1)		-	(3)
		102			
Short-term deposits	125	(2)		3	126
Total	(758)	(33)	(3)	2	(792)
Cash at bank and in hand	647				513
Short-term deposits	125				126
Cash and short-term deposits	772				639

*Other movements comprise the reclassification of £25 million EMTN debt from Debt due after one year to Debt due within one year in line with its maturity date and £3 million amortisation of facility fees within debt.

Year (audited)

	At 1 April 2004 £m	Cash flow £m	Other movements £m	Exchange movement £m	At 31 March 2005 £m
Cash at bank and in hand	409	112		(8)	513
Overdrafts	(4)	3			(1)
		115			
Debt due within one year	(53)	52	(25)	(1)	(27)
Debt due after one year	(1,492)	58	20	14	(1,400)
Finance leases	(3)	-			(3)
		110			
Short-term deposits	157	(32)		1	126
Total	(986)	193	(5)	6	(792)
Cash at bank and in hand	409				513
Short-term deposits	157				126
Cash and short-term deposits	566				639

8 Financial statements

This preliminary results statement was approved by a duly appointed and authorised committee of the Board of directors on 18 May 2005. This statement does not comprise the statutory accounts of the Group, as defined in section 240 of the Companies Act 1985. The financial information for the quarter ended 31 March 2005 is unaudited. The financial information for the full year to 31 March 2005 has been extracted from statutory accounts on which an unqualified audit report has been issued. Those accounts are yet to be delivered to the Registrar of Companies.

The financial information for the year ended and the quarter ended 31 March 2005 has been prepared on the same basis of accounting as for the year ended 31 March 2004. The comparative information for the year ended 31 March 2004 does not constitute the Group's statutory accounts for that year but is derived from those accounts. The statutory accounts of Invensys plc for the year ended 31 March 2004 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

RNS Number: 2830N
Invensys plc
8 June 2005-07-25

Invensys sells Advanced Building Systems EMEA for US$150 million (£81 million)

Invensys plc announces that it has signed an agreement to sell the majority of its Advanced Building Systems operations in Europe and the Middle East ("ABS EMEA") to Schneider Electric SA of France for a gross cash consideration of £81[1] million.

This disposal follows the Group's previously stated intention of exiting the contracting and services part of its building management systems ("BMS") operations within its Controls business and focussing instead on becoming a key supplier of products and systems to the BMS industry. The ABS operations in the rest of the world, which are headquartered in Rockford, IL, will be working in partnership with the buyer to sell ABS products and services into EMEA territories.

ABS EMEA is the leading provider of BMS in the UK under the Satchwell brand name and has a strong presence across the rest of Europe and the Middle East. The transaction includes Satchwell in the UK, Atmostech in Finland, Controlli in Italy, Messner in Germany and a number of other businesses operating under the Satchwell name across Europe and Middle East.

In the year ended 31 March 2005, the ABS EMEA businesses being disposed of reported sales of £94 million and operating profit[2] of £5 million. The net operating assets of these businesses at 31 March 2005 were £25 million. Of the £94 million of divested revenue, £68 million was contracting & services and £26 million related to products. The ABS operations in the rest of the world had sales of £130 million.

The transaction is subject to customary regulatory approvals and is expected to complete by the end of July. Proceeds from this disposal will be applied towards satisfying the Group's liabilities.

Ulf Henriksson, Chief Executive Designate of Invensys plc, commented:

"This is a deal that makes sense strategically for both Invensys Controls and its subsidiary ABS business. It also makes sense financially."

Contact:

Invensys plc	Steve Devany	tel: +44 (0) 20 7821 3758
	Nina Delangle	tel +44 (0) 20 7821 2121
Maitland	Emma Burdett / Fiona Piper	tel: +44 (0) 20 7379 5151

Notes:
(1) Gross consideration of US$150 million converted at US$1.85/£1
(2) Before exceptional items.

About Invensys plc
Invensys is a global automation, controls and process solutions Group. Its products, service expertise and ongoing support enable intelligent systems to monitor and control processes in many different environments. Leading companies in a wide range of industries rely on Invensys to help them perform with greater efficiency, safety and cost-effectiveness.
The Invensys Group is made up of five businesses: **Process Systems**, **APV**, **Eurotherm**, **Rail Systems** and **Controls**. The Group is headquartered in London and is listed on the London Stock Exchange, with 35,000 employees working in 60 countries.

About Schneider Electric SA
Schneider Electric is the world's power and control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy

and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors.

Regulatory News

SEC NO 82 – 2142

RNS Number:3843N
Invensys PLC
09 June 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Invensys plc

2. Name of director
Michael James Bay Green

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of a holding for the joint benefit of the Director named in 2 above and his spouse, Mrs A E Green

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Waterhouse Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) Notification is in respect of a holding for the joint benefit of the Director named in 2 above and his spouse, Mrs A E Green

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Acquisition of shares

7. Number of shares / amount of stock acquired 50,000

8. Percentage of issued class 0.000879%

9. Number of shares/amount of stock disposed
-

10. Percentage of issued class
-

11. Class of security Ordinary shares of 1p each

12. Price per share 10.75p

13. Date of transaction 9 June 2005

14. Date company informed 9 June 2005

15. Total holding following this notification 50,000

16. Total percentage holding of issued class following this notification 0.000879%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries Steve Devany, Vice President - Communications 020 7821 3758

25. Name and signature of authorised company official responsible for making this notification Emma Sullivan, Assistant Secretary

Date of Notification 9 June 2005

RNS Number:6073N
Invensys PLC
15 June 2005

INVENSYS PLC

DOCUMENTS LODGED WITH THE UK LISTING AUTHORITY

Invensys plc confirms that two copies of the following documents have been lodged with the UK Listing Authority in accordance with paragraphs 9.31 and 9.32 of the Listing Rules:

1. Invensys plc Annual report & accounts 2005;
2. Invensys plc Summary financial statement 2005;
3. Invensys plc Chairman's explanatory letter and notice of annual general meeting 2005; and
4. Invensys plc form of proxy in relation to the annual general meeting 2005.

These documents will be available to the public for inspection at the UK Listing Authority's Document Viewing Facility at:

The UK Listing Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 7821 3758

Name of Company official responsible for making notification: Jaime Tham, Assistant Secretary

Date of notification: 15 June 2005

This information is provided by RNS

Regulatory News

SEC NO 82 – 2142

RNS Number: 0240P
Invensys plc
19 July 2005

Invensys sells Lambda for $235m (£134m)

Update on trading

Invensys plc announces that it has signed an agreement to sell its Lambda businesses ("Lambda") to TDK Corporation of Japan for a gross cash consideration of £134[1] million. Lambda comprises a 58.2% interest in Densei-Lambda KK, which is listed on the Tokyo Stock Exchange, and wholly-owned operations in Europe and North America.

Lambda is a leading manufacturer of power supplies and uninterruptible power supply systems, which are an important element in the supply, regulation and distribution of electrical power in electronic equipment.

In the year ended 31 March 2005, Lambda had sales of £229 million and operating profit of £11 million, before deduction of £8 million of operating exceptional charges. The gross assets of Lambda (including goodwill) subject to the disposal were £265 million at 31 March 2005 and the net assets (including goodwill) were £175 million. Invensys plc's consolidated accounts contained a minority interest charge of £2 million and balance sheet minority interests of £65 million in respect of Densei-Lambda KK.

The transaction is subject to customary regulatory approvals and is expected to be completed on or before 30 September 2005. The proceeds from this disposal will be applied towards satisfying the Group's liabilities.

Ulf Henriksson, Chief Executive Designate of Invensys plc, commented:

"This disposal is a further step in the Group's previously stated plans for the divestiture of non-core businesses. I am delighted that TDK has acquired Lambda and I am confident that the business will prosper and grow under its ownership."

Invensys was advised by Nomura International and Morgan Stanley.
In advance of the Group's Annual General Meeting on Thursday 21 July 2005, Invensys plc has today issued the following update on trading:

The Group's overall profit performance during the first quarter of the current financial year was in line with expectations and ahead of the corresponding period last year.

Process Systems achieved an increase in profitability as the benefits of its performance improvement programme continue to come through. Eurotherm was in line with last year. APV improved from the disappointing result in the first quarter of last year but there are still further operational efficiencies to be achieved. As expected, Rail Systems had a weaker quarter mainly due to the deferment of orders by Network Rail in prior periods; we continue to expect an upturn in orders later in the year. Also as expected, Controls had a weaker first quarter than last year because of the effects of the manufacturing problems in North America and the changing competitive environment in the white goods sector.

Looking at the remainder of the year, we continue to expect our performance to be in line with market expectations."

<u>Contact:</u>

Invensys plc	Steve Devany	tel:	+44 (0) 20 7821 3758
	Nina Delangle	tel	+44 (0) 20 7821 2121
Maitland	Emma Burdett / Fiona Piper	tel:	+44 (0) 20 7379 5151

Note:
[1]Gross consideration of US$150 million converted at US$1.75/£1

About Invensys plc
Invensys is a global automation, controls and process solutions Group. Its products, service expertise and ongoing support enable intelligent systems to monitor and control processes in many different environments. Leading companies in a wide range of industries rely on Invensys to help them perform with greater efficiency, safety and cost-effectiveness.
The Invensys Group is made up of five businesses: **Process Systems, APV, Eurotherm, Rail Systems** and **Controls**. The Group is headquartered in London and is listed on the London Stock Exchange, with 30,000 employees working in 60 countries.

About TDK
TDK Corporation (NYSE: TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize "ferrite," a key material in electronics and magnetics. The company today is a leader in the development of next-generation technologies such as Blu-ray recording media, an optical disc ideally suited for high-definition video recording. TDK offers a full line of recordable DVD and CD media, digital camcorder tapes, professional data storage solutions and much more.

Regulatory News

SEC NO 82 – 2142

RNS Number:1769P
Invensys PLC
21 July 2005

INVENSYS PLC

RESULTS OF 2005 ANNUAL GENERAL MEETING ("AGM")

Invensys plc confirms that all resolutions proposed at the AGM of the Company held on 21 July 2005 were passed and the results of the poll are as detailed below:

Resolutions	FOR No. of Votes	%	AGAINST No. of Votes	%	TOTAL No. of Votes
1 To receive report and accounts for the year ended 31 March 2005	3,772,026,995	99.77%	8,824,982	0.23%	3,780,851,977
2 To approve the Remuneration report	3,582,881,949	94.24%	219,011,782	5.76%	3,801,893,731
3a To re-elect Mr L E Farmer as a director	3,779,725,769	98.46%	59,234,611	1.54%	3,838,960,380
3b To elect Mr M J B Green as a director	3,842,793,548	99.81%	7,496,502	0.19%	3,850,290,050
4 To re-appoint Ernst & Young LLP as auditors	3,776,462,823	98.89%	42,271,282	1.11%	3,818,734,105
5 To authorise the directors to determine the auditors' remuneration	3,841,670,669	99.75%	9,639,893	0.25%	3,851,310,562
6 To authorise allotment of relevant securities	3,704,013,903	96.18%	146,949,515	3.82%	3,850,963,418
7 To authorise disapplication of pre-emption provisions (special resolution)	3,837,607,536	99.66%	13,046,622	0.34%	3,850,654,158
8 To authorise amendment to the rules of the LTIP	3,705,933,112	97.33%	101,709,747	2.67%	3,807,642,859

Invensys plc further confirms that two copies of the resolutions passed as special business at the AGM have been submitted to the UK Listing Authority, in accordance with the Listing Rules.

These resolutions will shortly be available to the public for inspection at the UK Listing Authority's Document Viewing Facility that is situated at:

The UK Listing Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7676 1000

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 7821 3758

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary

Date of notification: 21 July 2005

No: 166023

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

Invensys plc

At the annual general meeting of Invensys plc (the 'Company') duly convened and held on 21 July 2005 the following resolutions were passed as Special Business, resolutions 6 and 8 as ordinary resolutions and resolutions 7 as special resolution :

6. 'That:
   a) the directors be and are hereby generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused, other than in respect of any allotments made pursuant to offers or agreements made prior to the passing of this resolution) to exercise all powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985) up to an aggregate nominal amount of £18,767,500;
   b) this authority shall expire on 21 July 2010; and
   c) the Company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry.'

7. 'That, subject to and conditional upon the passing of Resolution 6 in the notice of Annual General Meeting dated 1 June 2005, the directors be and are hereby empowered pursuant tc section 95 of the Companies Act 1985 to allot equity securities (within the meaning of sectic 94 of the Companies Act 1985) for cash pursuant to the authority conferred by the said Resolution 6 as if sub-section (1) of section 89 of the Companies Act 1985 did not apply to any such allotment provided that this power shall be limited:

   a) to the allotment of equity securities in connection with a rights issue, open offer or c issue in favour of holders of ordinary shares and in favour of holders of any other cl equity security in accordance with the rights attached to such class where the equit securities attributable to the interest of all such persons are proportionate (as near may be) to the respective numbers of equity securities held by them (and/or in accordance with the rights attached to the shares in question) (but subject to suc exclusions or other arrangements as the directors may consider appropriate in re

fractional entitlements or legal or practical problems under the laws of, or the requirements of any regulatory body in, any territory or otherwise howsoever); and

b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £2,843,500;

and shall expire on 21 July 2010, save that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry.'

8. 'That the directors be and hereby authorised to amend the rules of the Invensys 1998 Senior Executive Long Term Incentive Plan as described in the Chairman's Letter to shareholders dated 1 June 2005.'

....

R L Spencer

Deputy Company Secretary

RNS Number:2302P
Invensys PLC
22 July 2005

INVENSYS PLC

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Invensys plc notifies that conditional awards in respect of 15,351,812 ordinary shares of 1p each to Ulf C I Henriksson and 10,234,542 ordinary shares of 1p each to Adrian N Hennah, directors of the Company, have been made today, 22 July 2005, under the Invensys plc 1998 Senior Executive Long Term Incentive Plan.

Vesting of the awards is conditional upon performance conditions (consisting of a Total Shareholder Return condition and two underpins relating to the achievement of stretching internal free cash flow targets and efficient management of legacy liability items) to be applied over the three year period commencing on 22 July 2005. Subject to the satisfaction of the performance conditions, 50% of the shares under award would be released and 50% would be subject thereafter to a one year holding period.

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 78213758

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary

Date of notification: 22 July 2005